Notice of 2018 Annual Meeting & Proxy Statement





April 20, 2018

Dear Fellow Shareholders:

I am pleased to invite you to attend our 2018 Annual Meeting of Shareholders to be held at 10:00 a.m., Eastern Time, on Friday, June 1, 2018 at the Ballantyne Hotel, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina 28277. Details regarding admission to the meeting and the business to be conducted are described in the accompanying Notice of 2018 Annual Meeting of Shareholders and Proxy Statement.

Your vote is important. Regardless of whether you plan to attend the meeting, I strongly encourage you to vote as soon as possible to ensure that your shares are represented at the meeting. The accompanying Proxy Statement explains more about voting. Please read it carefully.

Sincerely,

Robert A. Niblock
Chairman of the Board, President
and Chief Executive Officer

LOWE'S COMPANIES, INC.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117
(704) 758-1000

Notice of 2018 Annual Meeting of Shareholders

April 20, 2018

The 2018 Annual Meeting of Shareholders (the "Annual Meeting") of Lowe's Companies, Inc. (the "Company") will be held at 10:00 a.m., Eastern Time, on Friday, June 1, 2018 at the Ballantyne Hotel, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina 28277, for the purpose of voting on the following matters:

1. To elect the 13 candidates nominated by the Board of Directors for election as directors;
2. To approve, on an advisory basis, the Company's named executive officer compensation in fiscal 2017;
3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018;
4. To consider and vote upon the shareholder proposal set forth in the accompanying Proxy Statement, if properly presented at the Annual Meeting; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends a vote "FOR" items 1, 2 and 3, and a vote "AGAINST" the shareholder proposal in item 4. The persons named as proxies will use their discretion to vote on other matters that may properly arise at the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on March 23, 2018 will be entitled to notice of, and to vote at, the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are encouraged to vote as soon as possible to ensure that your shares are represented at the meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy using one of the following methods: (i) vote via the Internet; (ii) vote by telephone; or (iii) complete, sign, date and return your proxy card in the postage-paid envelope provided. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may vote your shares at the Internet site address listed on your notice. If you hold your shares through an account with a bank, broker or similar organization, please follow the instructions you receive from the holder of record to vote your shares.

Sincerely,



Ross W. McCanless
Chief Legal Officer and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on June 1, 2018:

The Notice of 2018 Annual Meeting of Shareholders, Proxy Statement and 2017 Annual Report to Shareholders are available at www.proxyvote.com.

PROXY SUMMARY

We have demonstrated a strong commitment to returning capital to our shareholders and have had continued dividend growth since 1961.

$18.1 Billion
SHARES REPURCHASED UNDER OUR SHARE REPURCHASE PROGRAM IN THE LAST FIVE YEARS

19%
2017 INCREASE IN ANNUAL DIVIDEND

$4.9 Billion
DIVIDENDS PAID IN THE LAST FIVE YEARS



INVESTING to meet the needs of evolving customers

FOCUSING on the customer

FOCUS INVEST GROW

GROWING customer reach and our profits

This summary includes certain financial and operational, governance and executive compensation highlights. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Executive Compensation Highlights

Our executive compensation program is designed to hold our executives accountable for business results and reward them for consistently strong financial performance and the creation of value for our shareholders. To that end, the primary objectives of our executive compensation program are to:

- Attract and retain talented executives to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, including expanding home improvement reach, developing capabilities to anticipate and support customer needs and generating profitable growth and substantial returns; and

- Target executive total compensation at the market median with an opportunity to earn above market pay when the Company's results exceed performance targets or below market median if results fall short of targets.

Governance Highlights

Our Board of Directors is committed to sound and effective corporate governance practices. The following are highlights of our corporate governance practices:

- Active Board Oversight of Lowe's Strategy, Business Initiatives and Industry Positioning

- Active Board Oversight of Enterprise Risk Management including Cybersecurity

- Enhanced Shareholder Engagement Program

- Demonstrated Commitment to Board Refreshment

- Active Board Engagement in Succession Planning of Executive Officers

- Commitment to Sustainability and Social Responsibility Matters

- Adoption of Proxy Access

- Empowered Independent Lead Director

- 12 of 13 Director Nominees are Independent

- Audit, Compensation, Nominating and Governance and Public Policy Committees are comprised only of Independent Directors

- Regular Executive Sessions of Independent Directors

- Annual Board, Committee and Individual Director and CEO Evaluations

- Stock Ownership Guidelines for Executive Officers and Non-Employee Directors

- Shareholders may call Special Meetings

- Majority Voting for Directors and Declassified Board

FISCAL 2017 FINANCIAL AND OPERATIONAL HIGHLIGHTS

$4.4 Billion	39 Million Shares	$1.3 Billion	$5.1 Billion
IN CAPITAL RETURNED TO SHAREHOLDERS	REPURCHASED UNDER THE SHARE REPURCHASE PROGRAM	DIVIDENDS PAID	CASH FLOW FROM OPERATIONS

We made meaningful progress executing our strategy to expand our home improvement reach and further invest in omni-channel capabilities to support customers' evolving needs. We are proud of our success in growing sales with the Pro customer, enhancing our in-home selling program, strengthening our market position in Canada and advancing our online shopping experience.

Our financial results and consistent capital allocation priorities demonstrate our commitment to creating and returning value to our shareholders. Further underscoring this commitment, our Board of Directors authorized an incremental $5 billion in share repurchases.

$69 BILLION IN SALES
+5.5% SALES YOY*
+4.6% AVERAGE TICKET YOY*
+0.9% TRANSACTIONS YOY*

$1.58 DIVIDENDS/ SHARE
+18.8% DIVIDENDS YOY

$4.09 DILUTED EPS
+17.9% DILUTED EPS YOY*

YOY = Year over Year Comparison

* 52 weeks in 2017 compared to 53 weeks in 2016

2018 PROPOSALS

	Board Recommends
Proposal 1: Election of Directors	✓
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation	✓
Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm	✓
Proposal 4: Shareholder Proposal to Reduce the Threshold to Call Special Shareholder Meetings to 10% of Outstanding Shares	✗









2018 DIRECTOR NOMINEE SUMMARY

TENURE OF INDEPENDENT DIRECTORS









<5
YEARS AVERAGE
9
2
1
0-5
6-9
10+

CULTURAL DIVERSITY

1 HISPANIC
2 AFRICAN-AMERICAN
4 WOMEN

LEADERSHIP

9
CURRENT OR FORMER CEOS

Table of Contents

LOWE'S

Proxy Statement

The Board of Directors (the "Board of Directors" or the "Board") of Lowe's Companies, Inc. is providing these materials to you in connection with the 2018 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at 10:00 a.m., Eastern Time, on Friday, June 1, 2018 at the Ballantyne Hotel, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina 28277. References in this Proxy Statement to "Lowe's," the "Company," "we," "us," "our" and similar terms refer to Lowe's Companies, Inc.

General Information

Why am I receiving these materials?

You have received these materials because the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that the Company is required to provide you under the Securities and Exchange Commission rules and regulations (the "SEC rules") and is designed to assist you in voting your shares.

What is a proxy?

The Board of Directors is asking for your proxy. This means you authorize the individuals selected by the Company to vote your shares at the Annual Meeting in the way that you instruct. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted in accordance with the shareholder's specific voting instructions.

Why did I receive a one-page notice regarding Internet availability of proxy materials instead of a full set of proxy materials?

The SEC rules allow companies to choose the method for delivery of proxy materials to shareholders. For most shareholders, the Company has elected to mail a notice regarding the availability of proxy materials on the Internet (the "Notice of Internet Availability of Proxy Materials" or the "Notice"), rather than sending a full set of these materials in the mail. The Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement and form of proxy), as applicable, was sent to shareholders beginning April 20, 2018, and the proxy materials were posted on the investor relations portion of the Company's website, www.Lowes.com/investor, and on the website referenced in the Notice on the same day. Utilizing this method of proxy delivery expedites receipt of proxy materials by the Company's shareholders and lowers the cost of the Annual Meeting. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions in the Notice for requesting a copy.

What is included in these materials?

These materials include:

- the Notice of Annual Meeting and Proxy Statement; and
- the 2017 Annual Report to Shareholders, which contains the Company's audited consolidated financial statements.

If you received a printed copy of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are four proposals scheduled to be voted on at the Annual Meeting:

- the election of the 13 director candidates nominated by the Board;
- the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2017;
- the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018; and
- a shareholder proposal regarding special shareholder meetings.

The Board is not aware of any other matters to be brought before the Annual Meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the Board's voting recommendations?

The Board unanimously recommends that you vote your shares:

- "FOR" the election of each of the director nominees named in this Proxy Statement to the Board;
- "FOR" the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2017;



- "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018; and

- "AGAINST" the shareholder proposal regarding special shareholder meetings.

Who can attend the Annual Meeting?

Admission to the Annual Meeting is limited to:

- shareholders of record as of the close of business on March 23, 2018;

- holders of valid proxies for the Annual Meeting; and

- invited guests.

Admission to the meeting will be on a first-come, first-served basis. Each shareholder may be asked to present valid photo identification, such as a driver's license or passport, and proof of stock ownership as of the record date for admittance.

When is the record date and who is entitled to vote?

The Board set March 23, 2018 as the record date. As of the record date, 826,350,593 shares of common stock, $0.50 par value per share, of the Company ("Common Stock") were issued and outstanding. Shareholders are entitled to one vote per share of Common Stock outstanding on the record date on any matter presented at the Annual Meeting.

What is a shareholder of record?

A shareholder of record or registered shareholder is a shareholder whose ownership of Common Stock is reflected directly on the books and records of the Company's transfer agent, Computershare Trust Company, N.A. If you hold Common Stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a shareholder of record. For shares held in street name, the shareholder of record is your bank, broker or similar organization. The Company only has access to ownership records for the registered shares. If you are not a shareholder of record and you wish to attend the Annual Meeting, the Company will require additional documentation to evidence your stock ownership as of the record date, such as a copy of your brokerage account statement, a letter from your bank, broker or other nominee, or a copy of your voting instruction form or Notice.

How do I vote?

You may vote by proxy or in person at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy using one of the following methods: (i) vote via the Internet; (ii) vote by telephone; or (iii) complete, sign, date and return your proxy card in the postage-paid envelope provided. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may vote your shares at the Internet site address listed on your Notice. If you hold your shares through an account with a bank, broker or similar organization, please follow the instructions you receive from the holder of record to vote your shares. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote as described in the following Q&A.

How can I revoke my proxy or change my vote?

You may revoke your proxy or change your vote as follows:

- **Shareholders of record.** You may revoke your proxy or change your vote at any time prior to the taking of the vote at the Annual Meeting by (i) submitting a written notice of revocation to Ross W. McCanless, Chief Legal Officer and Secretary, at Lowe's Companies, Inc., 1000 Lowe's Boulevard, Mooresville, North Carolina 28117; (ii) delivering a proxy bearing a later date using any of the voting methods described in the immediately preceding Q&A, including via the Internet or by telephone, and until the applicable deadline for each method specified in the accompanying proxy card or voting instruction form or Notice of Internet Availability of Proxy Materials; or (iii) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote in person at the meeting. For all methods of voting, the last vote cast will supersede all previous votes.

- **Beneficial owners of shares held in "street name."** You may change or revoke your voting instructions by following the specific directions provided to you by the holder of record, or, if you have obtained a legal proxy from your bank, broker or other nominee, by attending the Annual Meeting and voting in person.

What happens if I vote by proxy and do not give specific voting instructions?

Shareholders of record. If you are a shareholder of record and you vote by proxy, via the Internet, by telephone or by signing, dating and returning a proxy card, without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the Annual Meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on that matter with respect to your shares. This is referred to as a "broker non-vote."

The election of directors, the advisory vote to approve the Company's named executive officer compensation in fiscal 2017 and the shareholder proposal are non-routine matters. Consequently, without your voting instructions, the organization that holds your shares cannot vote your shares on these proposals. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018 is considered a routine matter.

What is the voting requirement to approve each of the proposals?

Proposal 1: Election of Directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the outstanding shares of the Company's voting securities voted at the meeting in person or by proxy, including those shares for which votes are cast as "withheld." In the event that a director nominee fails to receive the required majority vote, the Board may decrease the number of directors, fill any vacancy, or take other appropriate action. If the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast by the holders of voting securities entitled to vote in the election.

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation. Approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2017 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal). The results of the advisory vote will not be binding on the Company, the Compensation Committee or the Board of Directors. The Compensation Committee and the Board will, however, review the voting result and take it into consideration when making future decisions regarding executive compensation.

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Proposal 4: Shareholder Proposal. Approval of the shareholder proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting in person or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Other Items. Approval of any other matters requires the affirmative vote of a majority of the votes cast on the item at the Annual Meeting in person or by proxy (meaning the number of shares voted "for" the item must exceed the number of shares voted "against" such item).

What is the quorum for the Annual Meeting? How are withhold votes, abstentions and broker non-votes treated?

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast by the holders of Common Stock is necessary for the transaction of business at the Annual Meeting. Your shares are counted as being present if you vote in person at the Annual Meeting, via the Internet, by telephone or by submitting a properly executed proxy card or voting instruction form by mail. Abstentions and broker non-votes are counted as present or represented for the purpose of determining a quorum for the Annual Meeting.

With respect to Proposal 1, the election of directors, only "for" and "withhold" votes may be cast. Broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the election of director nominees.

With respect to Proposals 2, 3 and 4, the advisory vote to approve the Company's named executive officer compensation in fiscal 2017, the proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018 and the shareholder proposal, respectively, abstentions and broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the outcomes of these proposals.

Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees

and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their proxies. In addition to soliciting the proxies by mail and the Internet, certain of the Company's directors, officers and employees, without compensation, may solicit proxies personally or by telephone, facsimile and e-mail. The Company has engaged Innisfree M&A Incorporated to assist in distributing proxy materials and soliciting proxies for the Annual Meeting for a fee of approximately $25,000.

Where can I find the voting results of the Annual Meeting?

The Company will publish final voting results in the Company's Quarterly Report on Form 10-Q for the first quarter of fiscal 2018 or in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") within four business days of the Annual Meeting.

Shareholder Engagement

Understanding the issues that are important to our shareholders is critical in ensuring that we address their interests in a meaningful and effective way. Lowe's recognizes the value of and is committed to engaging with our shareholders and soliciting their views and input. In fiscal 2017, members of Lowe's management and the Board continued this long-standing practice of shareholder engagement, reinforcing our commitment to building long-term relationships with our shareholders. We conduct shareholder outreach throughout the year to ensure that we understand and consider the issues of importance to our shareholders and are able to address them appropriately. During fiscal 2017, we engaged with representatives of many of our top institutional shareholders to discuss performance, strategy, board composition, refreshment and tenure, cybersecurity and risk management, climate change and sustainability efforts, governance practices, executive compensation and other matters. We report to our Nominating and Governance Committee and Board about these meetings and provide feedback from our shareholders.

The following diagram provides an overview of Lowe's shareholder engagement practice:


CONTACT
Reaching out to shareholders and having year-round conversations
LISTEN
Obtaining feedback from shareholders, discuss and evaluate internally
RESPOND
Adopting and revising policies as appropriate

We have a proven track record of responsiveness to shareholders and are committed to continued engagement. The following diagrams illustrate changes we have made to our governance and executive compensation practices over the years in response to shareholder feedback as well as our commitment to ongoing improvement.

LOWE'S ONGOING COMMITMENT TO ENHANCING GOVERNANCE PRACTICES



2018

- Amended Corporate Governance Guidelines to **reduce, from 5 to 4,** the number of public company boards on which a director may serve
- Added **3 independent directors,** including an African-American woman and 2 directors with investor perspectives, increasing Board diversity and reducing average Board tenure
- **Continued engagement** with institutional shareholders

2016

- Continued focus on **Board diversity** (increase in women directors to 3) and reducing average Board tenure
- **Redesigned proxy statement** to include proxy summary and highlight governance policies
- Established a **Public Policy Committee** chaired by an independent director, focusing on significant public issues and corporate responsibilities, including sustainability and the environment
- Amended bylaws to implement **proxy access**
- **Continued engagement** with institutional shareholders to discuss our strategy, performance, governance practices, executive compensation and other matters

PRE-2015

- Eliminated **classified** board
- Redeemed **shareholder rights plan** in response to stockholder proposal
- Eliminated **supermajority vote requirements** from charter
- Added an **independent director**, increasing Board diversity and reducing average Board tenure
- Clarified that the Board's commitment to having diverse members is **inclusive of race and gender**
- Clarified that Board is responsible for overseeing **environmental and social issues and political activity**
- **Regular engagement** with institutional shareholders to discuss our strategy and performance

2017

- **Continued engagement** with institutional shareholders to discuss our strategy, performance, governance practices, executive compensation and other matters and expanded topics to include Board composition, climate change and sustainability efforts
- Further enhanced **proxy statement design** to highlight governance and Board composition

2015

- Welcomed a **new independent Lead Director**, selecting an experienced Board member for the role
- Added **3 independent directors**, including a woman director and an African-American director, increasing Board diversity and reducing average Board tenure
- **Continued engagement** with institutional shareholders to discuss our strategy and performance and expanded topics to include governance practices, executive compensation and other matters

LOWE'S ONGOING COMMITMENT TO ENHANCING COMPENSATION PRACTICES



2017

- Increased the annual Director retainer and the Lead Director retainer to help **bring total director compensation closer in line with the median pay** of peer companies

- Further enhanced **proxy statement design** to increase transparency of executive compensation

2016

- Increased **weighting of performance-based** share units as a percent of total equity value from 33% to 50%, lowered weighting of restricted stock and stock options to 25% each

- **Increased weighting of financial metrics** in the annual incentive plan and aligned metric weightings of the CEO and other officers

- Added a **relative TSR modifier** to performance share unit payouts

- Adopted **robust anti-hedging** policy

- **Redesigned proxy statement** to include more detailed, transparent and easy-to-read disclosure regarding the compensation program

2015

- **Engaged with representatives of top institutional shareholders** to discuss our approach to executive compensation and other matters

- Received feedback resulting in **changes to compensation** effective 2016, including anti-hedging policy and increased PSU weighting

PRE-2015

- Adopted robust director and executive officer stock-ownership guidelines to **strengthen alignment of interests** with shareholders

- Adopted **clawback policy** for all incentive compensation of executive officers

Proposal 1: Election of Directors

We are asking our shareholders to vote on the election of the 13 candidates nominated by the Board of Directors for election as directors.

The Board has nominated the 13 candidates named in this proposal for election as directors at the Annual Meeting. If elected, each nominee will serve until his or her term expires at the 2019 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified. Each nominee has agreed to be named in this Proxy Statement and to serve if elected.

All of the nominees are currently serving as directors except Mr. Brian C. Rogers, whose Board service would commence upon his election at the 2018 Annual Meeting of Shareholders. Mr. David H. Batchelder and Ms. Lisa W. Wardell were appointed to the Board effective in March 2018. The other current directors were elected to the Board at the 2017 Annual Meeting of Shareholders. In accordance with the Board's mandatory retirement policy, Mr. Robert L. Johnson will not stand for re-election at the 2018 Annual Meeting of Shareholders.

While Robert A. Niblock is nominated for re-election, on March 26, 2018, the Company announced that Mr. Niblock plans to retire as Chairman of the Board, President and Chief Executive Officer after a 25-year career with the Company. The Board has initiated a search for his successor, and in the interim Mr. Niblock will remain in his current role.

The Nominating and Governance Committee identifies, considers and recommends to the Board director candidates who have expertise that would complement and enhance the current Board's skills and experience. It also reviews the existing time commitments of director candidates to ensure that they do not have any obligations that would conflict with the time commitments of a director of the Company. The Nominating and Governance Committee also looks to recruit candidates with different perspectives so that they can contribute to the cognitive diversity on the Board, while also recognizing the importance of having diversity of age, gender, race and ethnicity on the Board. Generally, the Nominating and Governance Committee identifies candidates through third-party search firms and, from time to time, through business and organizational contacts of the directors and management.

In the past five years, the Company has refreshed more than half of its Board by adding eight new independent directors. At the same time, the Company also believes that it benefits from having several seasoned directors, including our Lead Director, on the Board who are familiar with the Company's business and can help facilitate the transfer of institutional knowledge. We believe the average tenure for our independent directors of less than five years reflects the balance the Board seeks between different perspectives brought by longer-serving and new directors.

Although the Company knows of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxy holders intend to vote your shares for any substitute nominee proposed by the Board. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the 13 nominees named in this Proxy Statement.

 **The Board of Directors unanimously recommends a vote "FOR" the election of each of the 13 nominees named in this proposal. Unless authority to vote in the election of directors is withheld, it is the intention of the persons named as proxies to vote "FOR" the election of each of the 13 nominees named in this proposal.**

IDENTIFYING AND EVALUATING DIRECTOR NOMINEES


TENURE OF INDEPENDENT DIRECTORS
<5
YEARS AVERAGE
9
2
1
0-5
6-9
10+
DIVERSITY
CULTURAL DIVERSITY
1 HISPANIC
2 AFRICAN-AMERICAN
4 WOMEN
LEADERSHIP
9
CURRENT OR FORMER CEOS

Board Nomination Process

The Nominating and Governance Committee, in consultation with the Chairman of the Board and Chief Executive Officer, reviews each director's continuation on the Board prior to his or her renomination to serve on the Board. The Nominating and Governance Committee evaluates whether or not the director, based upon his or her skills, background, expertise and contribution to the Board, is capable of supporting Lowe's present and future needs. After the evaluation of a director, the Chair of the Nominating and Governance Committee and the Chairman of the Board inform each director under consideration of the Committee's decision.

Additionally, with the assistance of an independent search firm, the Nominating and Governance Committee conducts targeted searches to identify well-qualified candidates who may have different skills or backgrounds needed for the Company to execute its strategic vision. If an independent search firm is used, the Nominating and Governance Committee retains the search firm and approves payment of its fees.

The Nominating and Governance Committee will consider nominees recommended by shareholders, and its process for doing so is no different than its process for screening and evaluating candidates suggested by directors, management of the Company or third parties. See "Shareholder Proposals for the 2019 Annual Meeting" elsewhere in this Proxy Statement for the timeframe for shareholders to provide notice of any nominations of persons for election to the Board of Directors.

Ms. Wardell and Mr. Rogers were recommended to the Nominating and Governance Committee by a third-party search firm and an independent director, respectively. Mr. Batchelder was recommended by a shareholder.

Board Composition and Refreshment

At least annually, the Board seeks input from each of its directors with respect to the current composition of the Board in light of changes in our current and future business strategies, as well as our operating environment, as a means to identify any backgrounds or skill sets that may be helpful in maintaining or improving alignment between our Board composition and our business. In addition, we seek feedback from our shareholders regarding the backgrounds and skill sets that they would like to see represented on our Board. The Nominating and Governance Committee considers this feedback in its director search process.

Given the size of the Company and the diversity and complexity of the businesses and markets in which the Company operates, the Board recently determined that it would be appropriate to increase the size of the Board to 13 directors and added new directors as discussed elsewhere in this Proxy Statement. The Board also prioritizes having robust director orientation and on-boarding programs to ensure that new directors are rapidly integrated into boardroom discussions and their contributions are maximized.

Following Mr. Johnson's retirement and the election of our director nominees, we will have eight directors who have joined the Board within the past five years.

Board Commitment

The Board understands the significant time commitment involved with serving on the Board and its committees, and it takes steps to assess that all directors and director nominees have the time necessary to fulfill their duties. Our Nominating and Governance Committee and Board only nominate candidates who they believe are capable of devoting the necessary time to successfully meet their duties, taking into account principal occupations, memberships on other boards and other responsibilities. Directors must advise our Chairman of the Board and Lead Director prior to joining the board of another public company, or any assignment to the audit or compensation committee of the board of directors of any public company of which such director is a member. In addition, directors must offer to resign from the Board as a result of changes to their principal occupation, subject to further

BOARD SKILLS

RISK MANAGEMENT

IN LIGHT OF THE BOARD'S ROLE IN OVERSEEING RISK MANAGEMENT AND UNDERSTANDING THE MOST SIGNIFICANT RISKS FACING THE COMPANY, INCLUDING CYBERSECURITY MATTERS, WE SEEK DIRECTORS WITH EXPERIENCE IN RISK MANAGEMENT.

13

LEADERSHIP EXPERIENCE

DIRECTORS WITH SENIOR LEADERSHIP EXPERIENCE, INCLUDING CURRENT AND FORMER CEOS, UNDERSTAND STRATEGY AND RISK MANAGEMENT AND HOW THESE FACTORS IMPACT OUR OPERATIONS AND CONTROLS. THEY ALSO ARE ABLE TO IDENTIFY AND DEVELOP LEADERSHIP QUALITIES IN OTHERS.

13

GLOBAL BUSINESS

DIRECTORS WITH BROAD INTERNATIONAL EXPOSURE PROVIDE USEFUL BUSINESS AND CULTURAL PERSPECTIVES TO OUR BOARD.

6

FINANCIAL EXPERTISE

WE SEEK TO HAVE A NUMBER OF DIRECTORS WHO QUALIFY AS AUDIT COMMITTEE FINANCIAL EXPERTS, AND WE EXPECT ALL OF OUR DIRECTORS TO HAVE AN UNDERSTANDING OF FINANCE AND FINANCIAL REPORTING PROCESSES.

12

BUSINESS DEVELOPMENT/M&A

WE SEEK DIRECTORS WITH BUSINESS DEVELOPMENT AND ACQUISITION EXPERTISE AS WE CONTINUE TO GROW OUR BUSINESS IN THE EVOLVING OMNI-CHANNEL RETAIL ENVIRONMENT.

13

RETAIL

AS AN OMNI-CHANNEL RETAILER, WE SEEK DIRECTORS WHO POSSESS AN UNDERSTANDING OF FINANCIAL, OPERATIONAL AND STRATEGIC ISSUES FACING LARGE RETAIL COMPANIES.

7

BRAND MARKETING

DIRECTORS WITH RELEVANT EXPERIENCE IN CONSUMER MARKETING OR BRAND MANAGEMENT PROVIDE IMPORTANT INSIGHTS TO OUR BOARD.

7

consideration by the Nominating and Governance Committee. The Nominating and Governance Committee assesses directors' time commitment to the Board throughout the year, including through the annual self-evaluation process, and it determined that all of the director nominees clearly demonstrated the necessary time commitment involved in serving on our Board and its committees.

Further, the Nominating and Governance Committee regularly assesses and closely monitors shareholders' views on the appropriate number of public company boards on which directors may serve. In connection with its review in 2017, the Nominating and Governance Committee considered input from our shareholders during our engagement discussions; voting policies of the major proxy advisory firms; corporate governance guidelines adopted by other public companies; board trends at peer companies; and advice from outside advisors. As a result, the Board amended the Company's Corporate Governance Guidelines to reduce the number of public company boards on which our directors may serve from five to four, effective in June 2018.

Board Diversity

The Board is committed to having diverse individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board. The Board believes that a diverse membership with a variety of perspectives and experiences is an important feature of a well-functioning board, and the composition of the Board reflects the Board's commitment to diversity.

Board Criteria

Candidates nominated for election or re-election to the Board should possess the following qualifications:

- high personal and professional ethics, integrity, practical wisdom and mature judgment;
- broad training and experience at the policy-making level in business, government, education or technology;
- expertise that is useful to the Company and complementary to the background and experience of other Board members;
- willingness to devote the required amount of time to carrying out duties and responsibilities of Board membership;
- commitment to serve on the Board over a period of several years to develop knowledge about the Company's principal operations; and
- willingness to represent the best interests of all shareholders and objectively appraise management performance.

When determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the evaluation results of the Board, committees and individual directors and the attendance and overall engagement of the director in Board activities.

DIRECTOR NOMINEES

RAUL ALVAREZ



Director Since: 2010
Age: 62
Lowe's Board Committees:
• Audit, Chair
• Executive
• Public Policy
Current Public Company Directorships:
• Dunkin' Brands Group, Inc.
• Eli Lilly and Company
• Realogy Holdings Corp. (until May 2018)

Mr. Alvarez is an Operating Partner of Advent International Corporation, a private equity firm. He retired as a director and the Chairman of Skylark Co., Ltd., a public Japanese holding company operating more than 3,000 restaurants, in March 2018. Mr. Alvarez served as President and Chief Operating Officer of McDonald's Corporation, which franchises and operates over 32,000 McDonald's restaurants in the global restaurant industry, from August 2006 until his retirement in December 2009. Previously, he served as President of McDonald's North America from January 2005 to August 2006 and as President of McDonald's USA from July 2004 to January 2005. Mr. Alvarez joined McDonald's in 1994 and held a variety of leadership positions during his tenure with the company, including Chief Operations Officer and President of the Central Division, both with McDonald's USA, and President of McDonald's Mexico. Before joining McDonald's, Mr. Alvarez served as a Corporate Vice President and as Division Vice President-Florida for Wendy's International, Inc. from 1990 to 1994. Prior to that, he was with Burger King Corporation from 1977 to 1989 where he held a variety of positions, including Managing Director of Burger King Spain, President of Burger King Canada and Regional Vice President for the Florida Region.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Alvarez brings to the Lowe's Board 40 years of experience in the retail industry as well as extensive executive leadership experience in managing some of the world's best known brands. As a senior executive of the leading global foodservice retailer and other global restaurant businesses, Mr. Alvarez developed in-depth knowledge of consumer marketing, brand management, global expansion, multi-national operations and strategic planning.

DAVID H. BATCHELDER



Director Since: March 2018
Age: 68
Lowe's Board Committees:
• Compensation
• Nominating and Governance

Mr. Batchelder was a founder, principal and member of the investment committee at Relational Investors, which managed over $6.5 billion for some of the largest pension funds in the world, from 1996 to 2015. He has over 30 years of financial management and mergers and acquisitions experience. Mr. Batchelder has served as a director of both large public and private companies in a wide range of industries (including retail, pharmaceuticals, waste disposal, healthcare, technology, energy and construction), including his service as a director on the board of The Home Depot, Inc. from 2007 to 2011.

From 1988 to 2005, Mr. Batchelder was also a Principal of Relational Advisors LLC, a financial advisory and investment banking firm. Prior to founding Relational Investors, Mr. Batchelder held various executive positions at Mesa Petroleum Company, including Chief Financial Officer and President and Chief Operating Officer, and served on Mesa's board of directors. Mr. Batchelder was an Audit Manager with Deloitte & Touche LLP.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Batchelder's experience as a board member of several public and private companies provides him with valuable perspectives on corporate governance and board dynamics. In addition, his experience from Relational Investors provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities. Having served in a number of senior executive positions at Mesa, Mr. Batchelder contributes to the operational management and strategic business development skills of our Board.

ANGELA F. BRALY



Director Since: 2013

Age: 56

Lowe's Board Committees:
- Compensation
- Executive
- Public Policy, Chair

Current Public Company Directorships:
- Brookfield Asset Management, Inc.
- ExxonMobil Corporation
- The Procter & Gamble Company

Ms. Braly is the former Chair, President and Chief Executive Officer of WellPoint, Inc. (now Anthem, Inc.), a health benefits company. She served as Chair of the board from March 2010 until August 2012 and President and Chief Executive Officer from June 2007 through August 2012. Prior to that, Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint from 2005 to 2007, and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri from 2003 to 2005.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

As Chair and Chief Executive Officer of a publicly traded company, Ms. Braly developed strong executive leadership and strategic management skills while leading a Fortune 50 company in a highly regulated industry. Ms. Braly also brings extensive legal experience as a former partner of an NLJ 500 law firm and General Counsel of RightCHOICE Managed Care, Inc. and WellPoint, Inc. As Chief Public Affairs Officer for WellPoint, Ms. Braly was also responsible for the company's public policy development, government relations, legal affairs, corporate communications, marketing and social responsibility initiatives.

SANDRA B. COCHRAN



Director Since: 2016

Age: 59

Lowe's Board Committees:
- Compensation

Current Public Company Directorships:
- Cracker Barrel Old Country Store, Inc.
- Dollar General Corporation

Ms. Cochran has served as a director and as President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc., which operates over 649 old country stores and restaurants across 45 states, since September 2011. Ms. Cochran joined Cracker Barrel in April 2009 as Executive Vice President and Chief Financial Officer and was named President and Chief Operating Officer in November 2010. She was previously Chief Executive Officer at book retailer Books-A-Million, Inc. from February 2004 to April 2009 and also served as that company's President from August 1999 to February 2004, Chief Financial Officer from September 1993 to August 1999 and Vice President of Finance from August 1992 to September 1993.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

Ms. Cochran brings to Lowe's Board over 20 years of retail experience as well as expertise in a number of critical areas, including marketing, risk management and strategic planning. Ms. Cochran also has significant executive-level financial experience, which she developed while serving in multiple leadership finance positions, including Vice President, Corporate Finance at SunTrust Bank and Chief Financial Officer of both Cracker Barrel Old Country Store, Inc. and Books-A-Million, Inc. Her financial expertise will continue to be a tremendous asset as the Company continues to develop as an omni-channel home improvement company.

LAURIE Z. DOUGLAS



Director Since: 2015

Age: 54

Lowe's Board Committees:
- Audit
- Public Policy

Ms. Douglas has served as Senior Vice President, Chief Information Officer and Chief Security Officer of Publix Super Markets, Inc., an operator of retail food and pharmacy in Florida, Georgia, Alabama, South Carolina, Tennessee, North Carolina and Virginia, since 2006. Before joining Publix Super Markets, Ms. Douglas served as Senior Vice President and Chief Information Officer of FedEx Kinko's Office and Print Services, Inc. from 2004 to 2005. From 2003 to 2004, she was Senior Vice President and Chief Information Officer of Kinko's, Inc.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

As Chief Information Officer of several different retail enterprises, Ms. Douglas brings to Lowe's Board many years of experience in driving the IT and data security vision for two Fortune 500 companies. Ms. Douglas has compliance expertise of data security regulations and is a highly respected technology leader who has financial management responsibility for IT investments. Ms. Douglas also has significant experience with developing and delivering innovative IT solutions that support business goals, position companies to secure a competitive advantage and enhance the shopping experience for customers.

RICHARD W. DREILING



Director Since: 2012

Age: 63

Lowe's Board Committees:
- Compensation
- Public Policy

Current Public Company Directorships:
- Aramark
- Kellogg Company
- PulteGroup, Inc.

Mr. Dreiling retired in June 2015 from Dollar General Corporation, the nation's largest small-box discount retailer, as Chief Executive Officer, a position he held since January 2008. Mr. Dreiling served as Chairman of Dollar General Corporation from December 2008 until January 2016 and as Senior Advisor from June 2015 until January 2016. Before joining Dollar General, Mr. Dreiling served as Chief Executive Officer, President and a director of Duane Reade Holdings, Inc. and Duane Reade Inc., the largest drugstore chain in New York City, from November 2005 until January 2008, and as Chairman of Duane Reade from March 2007 until January 2008. Prior to that, Mr. Dreiling, beginning in March 2005, served as Executive Vice President-Chief Operating Officer of Longs Drug Stores Corporation, an operator of a chain of retail drug stores on the West Coast and Hawaii, after having joined Longs in July 2003 as Executive Vice President and Chief Operations Officer. From 2000 to 2003, Mr. Dreiling served as Executive Vice President-Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, Mr. Dreiling served from 1998 to 2000 as President of Vons, a southern California food and drug division of Safeway.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

Mr. Dreiling brings to Lowe's Board over 40 years of retail industry experience at all operating levels and a unique perspective as a result of his experience progressing through the ranks within various retail companies. Over the course of his career, Mr. Dreiling has developed deep insight into all key areas of a retail business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of a number of retail companies. Mr. Dreiling also has strong business development expertise in expanding the footprint and offerings provided by several retailers into new regions.

MARSHALL O. LARSEN



Director Since: 2004

Age: 69

Lowe's Board Committees:
- Audit
- Executive
- Nominating and Governance, Chair

Current Public Company Directorships:
- Air Lease Corporation
- Becton, Dickinson and Company
- United Technologies Corporation

Mr. Larsen retired in July 2012 as Chairman, President and Chief Executive Officer of Goodrich Corporation, a supplier of systems and services to the aerospace and defense industry. Mr. Larsen had served as Chairman of Goodrich since October 2003, and President and Chief Executive Officer since February 2002 and April 2003, respectively. Prior to that, Mr. Larsen was Executive Vice President and President and Chief Operating Officer of the Aerospace division of Goodrich from 1995 to 2002. Mr. Larsen is a former director of the Federal Reserve Bank of Richmond. Mr. Larsen serves as Lowe's Lead Director.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

As Chairman, President and Chief Executive Officer of a publicly traded company, Mr. Larsen developed strong executive leadership and strategic management skills. Mr. Larsen also brings to Lowe's Board over 30 years of domestic and international business experience, including expertise in a number of critical areas, such as technology, accounting and finance, retail sales and marketing. Mr. Larsen also has extensive financial expertise in cost management, value creation and resource allocation and in oversight of complex financial transactions developed during prior operations and leadership roles at Goodrich Corporation.

JAMES H. MORGAN



Director Since: 2015

Age: 70

Lowe's Board Committees:
- Audit
- Nominating and Governance

Current Public Company Directorships:
- Coca-Cola Bottling Co. Consolidated

Mr. Morgan has served as Chairman of Covenant Capital LLC, an investment management firm, since February 2015, after previously serving in that capacity from 2001 to 2008. Mr. Morgan served as Chairman of Krispy Kreme Doughnuts, Inc., a leading branded specialty retailer and wholesaler of premium quality sweet treats and complementary products, from January 2005 to August 2016. He served as Executive Chairman of Krispy Kreme from June 2014 to January 2015, as Chief Executive Officer from January 2008 to June 2014 and as President from April 2012 to June 2014. Mr. Morgan also previously served as President of Krispy Kreme from January 2008 to November 2011. Mr. Morgan served as Vice Chairman of Krispy Kreme from March 2004 to January 2005. Previously, Mr. Morgan served as a consultant for Wachovia Securities, Inc., a securities and investment banking firm, from January 2000 to May 2001. From April 1999 to December 1999, Mr. Morgan was Chairman and Chief Executive Officer of Wachovia Securities, Inc. Mr. Morgan was employed by Interstate/Johnson Lane, an investment banking and brokerage firm, from 1990 to 1999 in various capacities, including as Chairman and Chief Executive Officer.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

As Chairman and Chief Executive Officer of both major public and private companies, Mr. Morgan has developed strong executive leadership and strategic management skills. Mr. Morgan also brings to Lowe's Board more than 10 years of experience in the retail industry as well as valuable expertise and insights into the complex financial and operational issues facing large companies. As Chairman of Covenant Capital LLC and Chairman and Chief Executive Officer of Wachovia Securities, Inc. and Interstate/Johnson Lane, Mr. Morgan developed a deep understanding of financial functions as well as enterprise risk management.

ROBERT A. NIBLOCK



Director Since: 2004
Age: 55
Lowe's Board Committees:
• Executive, Chair
Current Public Company Directorships:
• ConocoPhillips

Mr. Niblock has served as Chairman and Chief Executive Officer of Lowe's since January 2005. In May 2011, he reassumed the title of President, after having served in that role from 2003 to 2006. Mr. Niblock joined Lowe's in 1993, and during his career with the Company, has served as Vice President and Treasurer, Senior Vice President-Finance, and Executive Vice President and Chief Financial Officer. As announced by the Company on March 26, 2018, Mr. Niblock plans to retire as Chairman of the Board, President and Chief Executive Officer after a 25-year career with the Company. The Board has initiated a search for his successor, and in the interim Mr. Niblock will remain in his current role.

Before joining Lowe's, Mr. Niblock had a nine-year career with the accounting firm Ernst & Young LLP. Mr. Niblock has been a member of the board of directors of the Retail Industry Leaders Association (RILA) since 2004 and has served as Secretary since 2012. He previously served as its Chairman in 2008 and 2009 and Vice Chairman in 2006 and 2007. Mr. Niblock is also a member of the North Carolina Business Council of Management and Development, Inc.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Mr. Niblock has broad experience in the home improvement retail industry, having spent his career spanning over 25 years with Lowe's. He has held a number of different positions with the Company, gaining a deep understanding of Lowe's operations and its purpose and values and playing a significant role as architect of Lowe's strategic plans. With a background in accounting and over two decades of financial experience, including serving as Lowe's Chief Financial Officer, Mr. Niblock brings accounting and related financial management experience to Lowe's Board. Mr. Niblock also has extensive knowledge of international markets and international retailing in connection with his roles at Lowe's and as a director of an international oil and gas company.

BRIAN C. ROGERS



Age: 62
Current Public Company Directorships:
• United Technologies Corporation
• T. Rowe Price Group, Inc.

Mr. Rogers is the Non-Executive Chairman of T. Rowe Price Group, Inc., a global investment management organization. He served as the Chairman from 2007 to 2017 and as Chief Investment Officer from 2004 to 2017. Mr. Rogers has served as a director of the Price Group since 1997. In addition, Mr. Rogers was portfolio manager of one of the firm's largest funds, the T. Rowe Price Equity Income Fund, from its inception until October 2015. Mr. Rogers has held a variety of other senior leadership roles and has been involved in investment management with T. Rowe Price since beginning his career there in 1982. Prior to joining T. Rowe Price, Mr. Rogers worked at Bankers Trust Company.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's
Through his extensive investment and management roles, including Chief Investment Officer of a large investment management firm, Mr. Rogers provides the Board with financial, investment and risk management expertise. In addition, Mr. Rogers' experience at T. Rowe Price provides our Board invaluable insights into the views of institutional investors and perspectives on Company performance and opportunities.

BERTRAM L. SCOTT



Director Since: 2015

Age: 67

Lowe's Board Committees:
- Audit
- Nominating and Governance

Current Public Company Directorships:
- AXA Equitable Life Insurance Company
- Becton, Dickinson and Company
- MONY Life Insurance Company of America

Mr. Scott has served as Senior Vice President of Population Health and Value Based Care at Novant Health, a leading healthcare provider, since 2015. Prior to that, Mr. Scott was President, Chief Executive Officer and a director of Affinity Health Plan, a provider of New York State-sponsored health coverage, from 2012 to 2014; President, U.S. Commercial of CIGNA Corporation, a global health services organization, from 2010 to 2011; Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF from 2000 to 2010; and President and Chief Executive Officer of TIAA-CREF Life Insurance Company from 2000 to 2007.

Mr. Scott currently serves on the board of AXA Equitable Life Insurance Company ("AXA"); Becton, Dickinson and Company; and MONY Life Insurance Company of America ("MONY"). AXA and MONY, which are affiliates of AXA Group, file reports with the SEC but they do not have securities listed on an exchange.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

Mr. Scott has served in a variety of senior leadership positions in organizations that are in highly regulated industries and brings invaluable experience to Lowe's Board in the areas of development and implementation of strategy, mergers and acquisitions and integration. Mr. Scott also brings significant experience and responsibility in the areas of sales and marketing in his roles as Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF and President and Chief Executive Officer of TIAA-CREF Life Insurance Company.

LISA W. WARDELL



Director Since: March 2018

Age: 48

Lowe's Board Committees:
- Audit
- Public Policy

Current Public Company Directorships:
- Adtalem Global Education, Inc.

Ms. Wardell is the President and Chief Executive Officer of Adtalem Global Education, Inc. (formerly DeVry Education Group), a leading global education provider. Ms. Wardell was appointed President and CEO in 2016 and has been a member of Adtalem's board of directors since 2008.

Prior to her current position with Adtalem, Ms. Wardell was Executive Vice President and Chief Operating Officer for 12 years for The RLJ Companies, a diversified holding company with portfolio companies in the financial services, asset management, real estate, hospitality, professional sports, film production and gaming industries. Prior to joining The RLJ Companies, Ms. Wardell was a Principal at Katalyst Venture Partners, a private equity firm that invested in start-up technology companies in the media and communications industries from 2000 to 2003. She was a senior consultant for Accenture from 1998 to 2000, in the organization's communications and technology strategic services practice, and an attorney with the Federal Communications Commission from 1994 to 1996.

Ms. Wardell served on the Board of Directors of Christopher and Banks, Inc. from July 2011 to January 2017 and served as the Chair of the Board from November 2015 to January 2017. Ms. Wardell also served as a director of RLJ Entertainment, Inc. from 2012 to 2015.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

Ms. Wardell brings extensive experience to the Board as a senior business executive in private equity, operations and strategy and financial analysis, including mergers and acquisitions. Her previous experience in a legal capacity with a federal regulatory agency gives her valuable perspective on the issues that come before the Board, including business, legal, financial and regulatory matters.

ERIC C. WISEMAN



Director Since: 2011

Age: 62

Lowe's Board Committees:
• Compensation, Chair
• Executive
• Public Policy

Current Public Company Directorships:
• CIGNA Corporation

Mr. Wiseman retired as the Chairman of V.F. Corporation, a global leader in the design, production, procurement, marketing and distribution of branded lifestyle apparel, footwear and related products, in October 2017. Mr. Wiseman served as the Chairman from 2008 to October 2017; Chief Executive Officer from 2008 to January 2017; and President from March 2006 to June 2015. Prior to that, he served as Chief Operating Officer of V.F. from March 2006 to January 2008. Mr. Wiseman served as a director of V.F. from 2006 to October 2017. Mr. Wiseman joined V.F. in 1995 and has held a variety of leadership positions during his tenure with the company.

Specific Experience, Qualifications, Attributes and Skills Relevant to Lowe's

Mr. Wiseman has developed valuable strategic management skills and brings to Lowe's Board expertise and insights in a number of critical areas, including consumer marketing, brand management, multi-national operations and strategic planning. Mr. Wiseman is responsible for transforming V.F. into an industry leader by creating innovative marketing initiatives and building powerful brands and for creating an oversight system to guide the sustainability and responsibility efforts and goals for one of the largest apparel and footwear companies in the world.

Information About the Board of Directors and Committees of the Board

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors has adopted Corporate Governance Guidelines setting forth guidelines and standards with respect to the role and composition of the Board, the functioning of the Board and its committees, the compensation of directors, succession planning and management development, the Board's and its committees' access to independent advisors and other matters. The Nominating and Governance Committee of the Board of Directors regularly reviews and assesses corporate governance developments and recommends to the Board modifications to the Corporate Governance Guidelines as warranted. The Company has also adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are posted on the Company's website at www.Lowes.com/investor.

DIRECTOR INDEPENDENCE

The Company's Corporate Governance Guidelines provide that, in accordance with Lowe's long-standing policy, a majority of the members of the Board must qualify as independent directors. The rules and regulations of the New York Stock Exchange (the "NYSE rules") provide that a director does not qualify as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE rules recommend that a board of directors consider all of the relevant facts and circumstances in determining the materiality of a director's relationship with a company. The Board has adopted Categorical Standards for Determination of Director Independence (the "Categorical Standards"), which incorporate the independence standards of the NYSE rules, to assist the Board in determining whether a particular relationship a director has with the Company is a material relationship that would impair the director's independence. The Categorical Standards establish thresholds at which directors' relationships with the Company are deemed to be not material and, therefore, shall not disqualify any director or nominee from being considered "independent." A copy of the Categorical Standards is attached as Appendix A to this Proxy Statement.

In March 2018, the Board of Directors, with the assistance of the Nominating and Governance Committee, conducted an evaluation of director independence based on the Categorical Standards, the

NYSE rules and the SEC rules. The Board considered all relevant transactions, relationships or arrangements between each director or director nominee (and such individual's immediate family members and affiliates) and each of Lowe's, its management and its independent registered public accounting firm in each of the most recent three completed fiscal years. In determining the independence of each director or director nominee, the Board considered and deemed immaterial to such individual's independence any transactions involving the purchase or sale of products and services in the ordinary course of business between the Company, on the one hand, and, on the other, companies or organizations at which some of our directors, director nominee or their immediate family members were officers, employees or directors in each of the most recent three completed fiscal years. In each case, the amount paid to or received from these companies or organizations was well below 2% of total revenue of such companies or organizations and consequently below the threshold set forth in our Categorical Standards.

In addition, the Board considered the amount of Lowe's discretionary charitable contributions in each of the most recent three completed fiscal years to charitable organizations where a director, director nominee or a member of such individual's immediate family, serves as a director or trustee. The Company has not made any payments to such organizations in the last three fiscal years.

As a result of the evaluation of the transactions, relationships or arrangements that do exist or did exist within the most recent three completed fiscal years (except for Mr. Niblock's), the Board determined that they all fall well below the thresholds in the Categorical Standards. Consequently, the Board of Directors determined that each of Messrs. Alvarez, Batchelder, Dreiling, Larsen, Morgan, Rogers, Scott and Wiseman and Mss. Braly, Cochran, Douglas and Wardell qualifies as an independent director under the Categorical Standards, the NYSE rules and the SEC rules. The Board also determined that each member of the Audit, Compensation, Nominating and Governance and Public Policy Committees (see membership information below under "Board Meetings, Committees of the Board and Board Leadership Structure—Board Committees") is independent, including that each member of the Audit Committee is "independent" as that term is defined under Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each member of the Compensation Committee is an "outside director" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director" as defined under Rule 16b-3(b)(3)(i) of the Exchange Act. Robert A. Niblock, the Company's Chairman, President and Chief Executive Officer, is not independent due to his employment by the Company.

COMPENSATION OF DIRECTORS

General

Lowe's policy on compensating directors who are not employees ("non-employee directors") is to use a mix of cash and equity that will align the interests of our directors with the long-term interests of Lowe's shareholders and compensate our directors fairly and competitively for the obligations and responsibilities of serving as a director at a company of Lowe's size and scope. A director who is an employee of the Company receives no additional compensation for his or her services as a director. A non-employee director receives compensation for his or her services as described in the following paragraphs. All directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings.

Annual Retainer Fees

For fiscal 2017, each non-employee director was paid an annual retainer of $90,000. Our directors do not receive any meetings fees. Non-employee directors who served as the Chair of the Nominating and Governance Committee or the Public Policy Committee received an additional $15,000; the Chair of the Compensation Committee received an additional $20,000; and the Chair of the Audit Committee received an additional $25,000. The Lead Director received an additional $30,000.

Stock Awards

The Board believes that director stock ownership is a hallmark of enlightened corporate governance and provides greater alignment of interests between directors and shareholders. The compensation plan adopted by the Board for non-employee directors adheres to this principle by providing a substantial portion of such director's compensation in deferred stock units, which are credited to a deferral account during the term of such director's service and are payable to the director (or to the director's estate if the director should die while serving on the Board) in one share of Common Stock of the Company per deferred stock unit only upon the director's termination of service as a director.

Non-employee directors receive grants of deferred stock units at the first Board meeting following the Annual Meeting of Shareholders each year (the "Award Date"). The annual grant of deferred stock units for each of the Company's non-employee directors is determined by taking the annual grant amount and dividing it by the closing price of a share of Common Stock as reported on the New York Stock Exchange (the "NYSE") on the Award Date, which amount is then rounded up to the next 100 units. The deferred stock units receive dividend equivalent credits, in the form of additional units, for any cash dividends subsequently paid with respect to Common Stock. All units credited to a director are fully vested and payable in the form of Common Stock after the termination of the director's service.

For fiscal 2017, each non-employee director received an annual equity award of $175,000. In accordance with the Company's long-term incentive plan, the value of a non-employee director's annual equity award may not exceed $500,000.

Deferral of Annual Retainer Fees

Each non-employee director may elect to defer receipt of all, but not less than all, of the annual retainer and any committee Chair or Lead Director fees otherwise payable to the director in cash. Deferrals are credited to a bookkeeping account and account values are adjusted based on the investment alternative selected by the director. One investment alternative adjusts the account value based on interest calculated in the same manner and at the same rate as interest on amounts invested in the short-term interest fund option available to employees participating in the Lowe's 401(k) Plan, a tax-qualified, defined contribution plan sponsored by the Company. The other investment alternative assumes that the deferrals are invested in Common Stock with reinvestment of all dividends. At the end of each year, a director participating in the plan makes an election to allocate the fees deferred for the following year between the two investment alternatives in 25% multiples. Account balances may not be reallocated between the investment alternatives. Account balances are paid in cash in a single sum payment following the termination of a director's service.

Fiscal 2017 Compensation

The following table shows the compensation paid to each non-employee director who served on the Board in fiscal 2017:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Raul Alvarez	115,000	176,484	291,484
Angela F. Braly	105,000	176,484	281,484
Sandra B. Cochran	90,000	176,484	266,484
Laurie Z. Douglas	90,000	176,484	266,484
Richard W. Dreiling	90,000	176,484	266,484
Robert L. Johnson	90,000	176,484	266,484
Marshall O. Larsen	135,000	176,484	311,484
James H. Morgan	90,000	176,484	266,484
Bertram L. Scott	90,000	176,484	266,484
Eric C. Wiseman	110,000	176,484	286,484

The following table shows the number of deferred stock units held by each non-employee director as of February 2, 2018:

Name	Deferred Stock Units(#)
Raul Alvarez	26,217
Angela F. Braly	9,876
Sandra B. Cochran	4,178
Laurie Z. Douglas	6,478
Richard W. Dreiling	19,695
Robert L. Johnson	56,931
Marshall O. Larsen	56,931
James H. Morgan	6,478
Bertram L. Scott	4,178
Eric C. Wiseman	19,695

(1) The dollar amount shown for these stock awards represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation—Stock Compensation" ("FASB ASC Topic 718") for 2,200 deferred stock units granted to each non-employee director in fiscal 2017. See Note 9, "Accounting for Share-Based Payments" to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended February 2, 2018 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used for calculating the grant date value of the deferred stock units. These amounts do not correspond to the actual value that may be recognized by a director with respect to these awards when they are paid in the form of Common Stock after the termination of the director's service.

Director Stock Ownership Guidelines

To ensure that our directors become and remain meaningfully invested in Common Stock, non-employee directors are required to own shares of Common Stock having a market value equal to five times the annual retainer fee payable to them. A non-employee director must meet the stock ownership requirement within five years of becoming a member of the Board. In addition to shares owned by non-employee directors, the full value of deferred stock units are counted for purposes of determining a director's compliance with the stock ownership requirement. Except for Ms. Wardell, who joined the Board in March 2018, all of our directors have met or are on track to meet their objectives within the five-year time requirement.

BOARD MEETINGS, COMMITTEES OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Attendance at Board and Committee Meetings

During fiscal 2017, the Board of Directors held five meetings. Each incumbent director attended 75% or more of the aggregate number of meetings of the Board and committees of the Board on which the director served during fiscal 2017.

Executive Sessions of the Independent Directors

The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings. The Company's Lead Director presides over these executive sessions and, in the Lead Director's absence, the independent directors will select another independent director present to preside.

Annual Meetings of Lowe's Shareholders

Directors are expected to attend the Annual Meeting of Shareholders. All of the directors in office at the time attended last year's Annual Meeting of Shareholders, with Mr. Dreiling and Ms. Douglas participating by teleconference due to personal conflicts.

Annual Evaluation of the Board, Committees and Individual Directors

The Board of Directors evaluates the performance of the Board, the committees of the Board and individual directors on an annual basis. The data to evaluate the quality and impact of an individual director's service is gathered by having each director complete a questionnaire assessing the performance of all other directors and the committees of the Board of which the director completing the evaluation is a member. The Chair of the Nominating and Governance Committee provides each director with a summary of the results. Each committee and the full Board review and discuss the results of the committee and Board evaluations. The goal is to use the results of the assessment process to enhance the Board's functioning as a strategic partner with management as well as the Board's ability to carry out its traditional monitoring and oversight function. The ways in which our self-evaluation processes inform Board composition, refreshment, director nomination, shareholder engagement and other matters are further discussed elsewhere in this Proxy Statement.

Board Leadership Structure

Lowe's Board is responsible for ensuring that its leadership structure provides independent oversight of senior management and discusses the appropriate structure for Lowe's on an annual basis. When evaluating the optimal structure, the Board reviews a variety of criteria, including shareholder feedback, Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors, the dynamics of Lowe's Board, and the strengths and talents of Lowe's senior management at any given point in time. The Board does not believe that there is one leadership structure that is preferred and regularly discusses what the optimal leadership structure is for Lowe's at that time.

Lowe's Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. The Corporate Governance Guidelines further provide that if the Board determines the roles of Chairman and Chief Executive Officer are filled by the same individual, then a Lead Director, who must be an independent director, will be elected by the independent directors annually at the meeting of the Board of Directors held in conjunction with the Annual Meeting of Shareholders. The duties of the Lead Director are consistent with the responsibilities held by lead directors at other public companies and are further described below.

The Nominating and Governance Committee analyzed the considerations noted above, and after careful consideration, the independent directors of the Board determined that having a strong, independent Lead Director along with the strong leadership of a combined Chairman and Chief Executive Officer in Mr. Niblock is in the best interest of Lowe's at this time. The independent directors believe that Mr. Niblock has extensive knowledge of Lowe's and the home improvement retail industry; effectively led the Board and the Company during a challenging macroeconomic environment; and has served as an effective bridge between the Board and management. Further, the independent directors believe that as the Company continues to develop its omni-channel capabilities, differentiate itself through better customer experiences and improve its product and service offering for the Pro customer, Lowe's is best served by having the leader and architect of the strategies as Chairman of the Board. Accordingly, Marshall A. Larsen currently holds the position of Lead Director and Robert A. Niblock currently holds the positions of Chairman of the Board, President and Chief Executive Officer of the Company. As announced by the Company on March 26, 2018, Mr. Niblock plans to retire as Chairman of the Board, President and Chief Executive Officer after a 25-year career with the Company. The Board has initiated a search for his successor, and in the interim Mr. Niblock will remain in his current role.

ROLE OF THE LEAD DIRECTOR

The Company's Corporate Governance Guidelines provide that the Lead Director will:

- preside at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the non-management directors;
- serve as a liaison between the Chairman and the independent directors;
- approve meeting agendas for the Board;
- approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent directors; and
- be available for consultation and direct communication with major shareholders.

The Lead Director also serves as the Chair of the Nominating and Governance Committee of the Board of Directors, which is comprised entirely of independent directors.

Lowe's independent directors appointed Marshall A. Larsen to serve as Lead Director of the Company in May 2015 and have re-appointed him for the role in each subsequent year. As Chairman and Chief Executive Officer of a publicly traded company for almost 10 years, Mr. Larsen developed strong executive leadership and strategic management skills. Mr. Larsen also brings to Lowe's Board over 30 years of domestic and international business experience, including expertise in a number of critical areas, such as technology, accounting and finance, retail sales and marketing. Beyond his responsibilities as set forth above, Mr. Larsen also:

- regularly meets with the Chairman and Chief Executive Officer before and after Board meetings to discuss matters of concern;

- leads the Nominating and Governance Committee in an annual performance review of the Chief Executive Officer and communicates the results to the Chief Executive Officer;
- leads the Board evaluation process and provides each continuing director with a review of his or her performance, as determined by the other directors; and
- meets with members of senior management, other than the Chairman and Chief Executive Officer, on a regular basis.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent Chairman ensures that the appropriate level of independent oversight is applied to all Board decisions.

In addition to requiring an independent Lead Director if the roles of Chairman and Chief Executive Officer are served by the same individual, Lowe's Board has implemented additional practices to ensure that there is independent oversight of management.

BOARD REFRESHMENT

8 DIRECTOR NOMINEES JOINED LOWE'S BOARD WITHIN THE LAST 5 YEARS

<5 THE BOARD IS REFRESHED ON A REGULAR BASIS AND THE AVERAGE CURRENT TENURE OF THE INDEPENDENT DIRECTORS IS LESS THAN FIVE YEARS.

OVERSIGHT PRACTICES

100% OF NON-MANAGEMENT DIRECTORS ARE INDEPENDENT

100% OF ALL DIRECTORS ON THE AUDIT, COMPENSATION, NOMINATING AND GOVERNANCE AND PUBLIC POLICY COMMITTEES ARE INDEPENDENT

INDEPENDENT DIRECTORS MEET IN EXECUTIVE SESSION AT EACH OF THE REGULARLY SCHEDULED BOARD MEETINGS AND AS NECESSARY AT OTHER BOARD MEETINGS.

ENHANCED BOARD RECRUITMENT

The Board is committed to having diverse individuals from different backgrounds with varying perspectives, professional experience, education and skills serving as members of the Board and believes that a diverse membership with a variety of perspectives and experiences is an important feature of a well-functioning board. Currently, our Board has the following expertise and characteristics in addition to the skills outlined on page 9 of this Proxy Statement:

1 DIRECTOR NOMINEE IS A CHIEF INFORMATION AND SECURITY OFFICER

2 DIRECTOR NOMINEES BRING INVESTOR PERSPECTIVES

4 DIRECTOR NOMINEES ARE CURRENT OR FORMER CHIEF FINANCIAL OFFICERS

7 DIRECTOR NOMINEES HAVE RETAIL EXPERIENCE

4 DIRECTOR NOMINEES ARE WOMEN

2 DIRECTOR NOMINEES ARE AFRICAN-AMERICAN

1 DIRECTOR NOMINEE IS HISPANIC

Lowe's independent directors remain committed to evaluating Lowe's Board leadership structure at least annually. Under Lowe's Corporate Governance Guidelines, the Board can and will change its leadership structure if it determines that doing so is in the best interest of Lowe's shareholders.

Board's Role in Corporate Strategy

Our Board of Directors is actively involved in overseeing, reviewing and guiding our corporate strategy. Our Board formally reviews our Company's business strategy, including the risks and opportunities facing the Company and its businesses, at an annual strategic planning session. In addition, long-range strategic issues, including the performance and strategic fit of our businesses, are discussed as a matter of course at regular Board meetings. Our Board regularly discusses corporate strategy throughout the year with management formally as well as informally and during executive sessions of the Board as appropriate. As discussed in "Board's Role in the Risk Management Process" below, our Board views risk management and oversight as an integral part of our strategic planning process, including mapping key risks to our corporate strategy and seeking to manage and mitigate risk. Our Board also views its own composition as a critical component to effective strategic oversight. Accordingly,

our Board and relevant Board committees consider our business strategy and the Company's regulatory, geographic and market environments when assessing Board composition, director succession, executive compensation and other matters of importance.

Board's Role in the Risk Management Process

Management must take a wide variety of risks to enhance shareholder value. It is the Board of Directors' responsibility to ensure that management has established and adequately resourced processes for identifying and preparing the Company to manage those risks effectively. It is also the Board's responsibility to challenge management regularly to demonstrate that those processes are effective in operation.

Lowe's has adopted an enterprise risk management ("ERM") framework for identifying, assessing and mitigating key risks. The Company's Chief Financial Officer provides centralized

oversight of and is responsible for implementing the Company's ERM framework. At least annually, the Chief Financial Officer presents to the Board a comprehensive review of the Company's ERM framework. His presentation includes an update on existing and any significant new risks that have been identified and assessed during the year and the strategies management has developed for managing them. During his presentation, the directors actively discuss with him and other members of management the risks that have been identified to gain a deeper understanding of the risks the Company faces and establish a mutual understanding between the Board and management regarding the Company's willingness to take risks and the strategies to be used to manage them.

The Company's Chief Financial Officer also presents updates on the Company's ERM processes and specific potential risks and trends at other meetings of the Board during the year. In addition, as necessary at the regularly scheduled Board meetings, the Chairman, President and Chief Executive Officer addresses matters of particular importance or concern to the Company, including any significant areas of risk requiring Board attention. In the course of reviewing the Company's strategic initiatives throughout the year, the Board considers the types and nature of risks associated with those initiatives, their potential impact on the Company and the steps that have or could be taken by management to mitigate them.

While management has primary responsibility for managing risk, the Board of Directors believes that oversight of the Company's ERM processes is the responsibility of the full Board. Board committees review specific risk areas, as enumerated below, and report their deliberations to the Board. The Audit Committee of the Board addresses at each of its regular meetings risk oversight of the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee also reviews legal matters that may have a material adverse impact on the Company's financial statements, data privacy and cybersecurity matters, compliance with laws and any material reports received from regulatory agencies with the Company's Chief Legal Officer and Chief Compliance Officer. The Public Policy Committee identifies, evaluates and monitors the social, political and environmental trends, issues, risks and concerns that could affect the Company's business activities and performance, including reputational risk. The Nominating and Governance Committee is responsible for overseeing the management of risks related to senior management succession planning. And finally, as noted in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee reviews the risks associated with the Company's executive compensation program.

The Board believes that its oversight of the Company's ERM processes benefits from having one person serve as the Chairman of the Board and Chief Executive Officer. The role of the Board's Audit, Public Policy, Nominating and Governance and Compensation Committees, each of which consists solely of independent directors, in the oversight of the Company's major financial exposures and other enumerated risks, preserves the benefit of independent risk oversight along with full Board responsibility and review.

Compensation Committee Advisors

The Compensation Committee has sole authority under its charter to retain compensation consultants and other advisors and to approve such consultants' and advisors' fees and retention terms. In May 2010, the Compensation Committee retained Farient Advisors LLC to act as its independent compensation consultant and to provide it with advice and support on executive compensation issues. The Compensation Committee has renewed this engagement each year since 2010. Since its engagement, the compensation consultant has assisted with peer group identification and benchmarking, design of the Company's executive compensation program and conduct of annual risk assessment related thereto, review of compensation-related disclosures and related services. A more detailed description of the services performed by the Compensation Committee's compensation consultant in fiscal 2017 is included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

The Compensation Committee has reviewed and confirmed the independence of its compensation consultant. Neither the compensation consultant nor any of its affiliates provide any services to the Company except for services provided to the Compensation Committee. In addition to its compensation consultant, the Compensation Committee has reviewed the independence of outside counsel engaged by the Compensation Committee in advance of receiving advice from counsel.

How to Communicate with the Board of Directors and Non-Management Directors

Shareholders and other interested parties can communicate directly with the Board of Directors by sending a written communication addressed to the Board or to any member individually in care of Lowe's Companies, Inc., 1000 Lowe's Boulevard, Mooresville, North Carolina 28117. Shareholders and other interested parties wishing to communicate with Mr. Larsen, as Lead Director, or with the independent directors as a group may do so by sending a written communication addressed to Mr. Larsen, in care of Lowe's Companies, Inc. at the above address. Any communication addressed to a director that is received at Lowe's principal executive offices will be

delivered or forwarded to the individual director as soon as practicable. Lowe's will forward all communications received from its shareholders or other interested parties that are addressed simply to the Board of Directors to the Lead Director or to the Chair of the committee of the Board of Directors whose purpose and function is most closely related to the subject matter of the communication. All such communications are promptly reviewed before being forwarded to the addressee. Lowe's generally will not forward to directors a shareholder communication that it determines to be primarily commercial in nature, relates to an improper or irrelevant topic or requests general information about the Company.

Board Committees

The Board has five standing committees: the Audit Committee, the Compensation Committee, the Executive Committee, the Nominating and Governance Committee and the Public Policy Committee. The Board may also establish other committees from time to time as it deems necessary. Committee members and committee chairs are appointed by the Board. The members of these committees are identified in the following table:

● Member

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Public Policy Committee	Executive Committee
Raul Alvarez	Chair			●	●
David H. Batchelder		●	●		
Angela F. Braly		●		Chair	●
Sandra B. Cochran		●			
Laurie Z. Douglas	●			●	
Richard W. Dreiling		●		●	
Robert L. Johnson		●	●		
Marshall O. Larsen	●		Chair		●
James H. Morgan	●		●		
Robert A. Niblock					Chair
Bertram L. Scott	●		●		
Lisa W. Wardell	●			●	
Eric C. Wiseman		Chair		●	●

Each of these committees, with the exception of the Executive Committee, acts pursuant to a written charter adopted by the Board of Directors. The Executive Committee operates in accordance with the Company's Bylaws and Corporate Governance Guidelines. A copy of each written committee charter and the Corporate Governance Guidelines are available on the Company's website at www.Lowes.com/investor.

The following table provides information about the operation and key functions of each of the standing Board committees:

Committee	Key Functions and Additional Information	Number of Meetings in Fiscal 2017
Audit Committee	• Oversees the Company's accounting and financial reporting processes, internal controls and internal audit functions. • Reviews and discusses with management and the independent registered public accounting firm the annual and quarterly financial statements and earnings press releases. • Reviews and discusses the Company's major financial risk exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. • Reviews with the Company's Chief Legal Officer and Chief Compliance Officer legal matters and the program of monitoring compliance with the Company's Code of Business Conduct and Ethics. • Reviews and pre-approves all audit and non-audit services proposed to be performed by the independent registered public accounting firm. • Reports regularly to the Board. • The Board has determined that five of the six members of the Audit Committee, Mssrs. Alvarez, Larsen, Morgan and Scott and Ms. Wardell, are each "audit committee financial experts" within the meaning of the SEC rules and that each of the members of the Audit Committee has accounting and related financial management expertise in accordance with the NYSE rules.	7
Compensation Committee	• Reviews and approves on an annual basis the corporate goals and objectives relevant to the compensation for the executive officers, evaluates at least once a year the Chief Executive Officer's performance in light of these established goals and objectives and, based upon this evaluation, determines and approves the Chief Executive Officer's compensation, which it forwards to the Board for ratification by the independent directors. • Reviews and approves the compensation for the other executive officers. • Makes recommendations to the Board with respect to incentive compensation and equity-based plans that are subject to Board approval. • Reviews and approves all annual incentive plans for executives and all awards to executives under multi-year incentive plans, including equity-based incentive arrangements authorized under the Company's equity incentive compensation plans. • Oversees regulatory compliance and risk regarding compensation matters. • Reports regularly to the Board.	6
Executive Committee	• Has authority to exercise all powers of the Board of Directors, except those reserved to the Board of Directors by the North Carolina Business Corporation Act or the Company's Bylaws. • Considers at least annually succession planning for the Chairman and Chief Executive Officer and provides a report on such succession planning to the Nominating and Governance Committee on a regular basis. • Reviews and recommends to the Board for approval the form and amount of director compensation. • Reports regularly to the Board.	5
Nominating and Governance Committee	• Develops criteria for evaluation of potential candidates for the Board and its committees. • Makes recommendations to the Board concerning committee appointments. • Makes recommendations to the Board with respect to determinations of director independence. • Identifies, evaluates and recommends director candidates to the Board. • Oversees annual evaluation of the Board, the committees of the Board and each individual director. • Develops and recommends to the Board the Corporate Governance Guidelines applicable to the Company. • Reviews and approves, ratifies or disapproves related person transactions. • Considers and recommends to the Board other actions relating to corporate governance. • Reports regularly to the Board.	5
Public Policy Committee	• Oversees the Company's overall corporate social responsibility. • Monitors the Company's reputation generally. • Assists the Board with the Company's enterprise risk management system by identifying, evaluating and monitoring social, political and environmental trends, issues, risks and concerns. • Reviews the Company's compliance with policies, programs and practices with regard to environmental protection and sustainability, government relations, privacy and social media, consumer product safety, responsible sourcing and employee safety. • Reviews and monitors the Company's positions and responses to significant public policy issues including sustainability. • Reviews and monitors the Company's policies and practices with respect to political contributions, lobbying priorities, trade association memberships and political action committees. • Reports regularly to the Board.	5

Security Ownership of Certain Beneficial Owners and Management

The following table provides information about the beneficial ownership of Common Stock as of March 23, 2018, except as otherwise noted, by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock as well as each director, nominee for director, named executive officer and all current directors and executive officers as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities indicated as beneficially owned by such person, subject to community property laws where applicable. Unless otherwise indicated, the address for each of the beneficial owners is c/o Lowe's Companies, Inc., 1000 Lowe's Boulevard, Mooresville, North Carolina 28117.

Name or Number of Persons in Group	Number of Shares[1]	Percent of Class
Raul Alvarez	26,317	*
David H. Batchelder	22,000	*
Angela F. Braly	9,914	*
Sandra B. Cochran	5,694	*
Marshall A. Croom	120,770	*
Rick D. Damron	224,327	*
Laurie Z. Douglas	6,503	*
Richard W. Dreiling	19,771	*
Robert F. Hull, Jr.	72,848	*
Robert L. Johnson	57,150	*
Marshall O. Larsen	59,150	*
Michael P. McDermott	94,463	*
James H. Morgan	6,503	*
Robert A. Niblock	1,769,758[2]	*
Brian C. Rogers	0	*
Bertram L. Scott	4,194	*
Lisa W. Wardell	0	*
Jennifer L. Weber	43,843	*
Eric C. Wiseman	19,771	*
Directors and Executive Officers as a Group (21 total)	2,518,410	*
BlackRock, Inc.	58,358,961	7.1%[3]
The Vanguard Group	65,105,267	7.9%[4]

* Represents holdings of less than 1%.

(1) Includes shares that may be acquired or issued within 60 days through exercise of stock options, settlement of PSUs upon vesting or settlement of deferred stock units upon termination of employment or board service under the Company's stock plans as follows: Raul Alvarez 26,317 shares; David H. Batchelder 0 shares; Angela F. Braly 9,914 shares; Sandra B. Cochran 4,194 shares; Marshall A. Croom 69,308 shares; Rick D. Damron 129,257 shares; Laurie Z. Douglas 6,503 shares; Richard W. Dreiling 19,771 shares; Robert F. Hull, Jr. 0 shares; Robert L. Johnson 57,150 shares; Marshall O. Larsen 57,150 shares; Michael P. McDermott 61,908 shares; James H. Morgan 6,503 shares; Robert A. Niblock 1,019,238 shares; Brian C. Rogers 0 shares; Bertram L. Scott 4,194 shares; Lisa W. Wardell 0 shares; Jennifer L. Weber 24,497 shares; Eric C. Wiseman 19,771 shares; and directors and executive officers as a group (21 total) 1,532,353 shares.

(2) Includes 93,883 shares with voting and investment power shared with spouse.

(3) Shares held at December 31, 2017, according to a Schedule 13G/A filed with the SEC on January 25, 2018 by BlackRock, Inc. ("BlackRock"), whose address is 55 East 52nd Street, New York, New York 10055. The Schedule 13G/A reports that BlackRock has sole voting power over 49,696,185 shares, shared voting power over no shares, sole investment power over 58,358,962 shares and shared investment power over no shares.

(4) Shares held at December 31, 2017, according to a Schedule 13G/A filed with the SEC on February 9, 2018 by The Vanguard Group, Inc. ("Vanguard") whose address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The Schedule 13G/A reports that Vanguard has sole voting power over 1,194,413 shares, shared voting power over 194,525 shares, sole investment power over 63,745,883 shares and shared investment power over 1,359,384 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Lowe's directors, executive officers and persons who beneficially own more than 10% of Lowe's outstanding Common Stock (collectively, the "reporting persons") to file with the SEC initial reports of their beneficial ownership and reports of changes in their beneficial ownership of Common Stock. Based solely on a review of such reports and written representations made by Lowe's directors and executive officers that no other reports were required, the Company believes that the reporting persons complied with all applicable filing requirements on a timely basis during fiscal 2017.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and compensation decisions as they relate to the following named executive officers ("NEOs") of the Company in the 2017 fiscal year:

Robert A. Niblock	Chairman of the Board, President and Chief Executive Officer
Robert F. Hull, Jr.	Chief Financial Officer[1]
Marshall A. Croom	Chief Financial Officer[2]
Rick D. Damron	Chief Operating Officer[3]
Michael P. McDermott	Chief Customer Officer
Jennifer L. Weber	Chief Human Resources Officer

(1) Mr. Hull retired as Chief Financial Officer on March 3, 2017.

(2) Mr. Croom was promoted to Chief Financial Officer upon Mr. Hull's retirement on March 3, 2017.

(3) Mr. Damron retired from the position of Chief Operating Officer on February 3, 2018.

Our CD&A is organized as follows:

I.   Executive Summary

II.   Compensation Philosophy and Elements

III.   Compensation Decision-Making Process

IV.   2017 Compensation Actions

V.   Other Compensation Policies

VI.   Compensation Committee Report

I. EXECUTIVE SUMMARY

We have demonstrated a strong commitment to returning capital to our shareholders and have had continued dividend growth since 1961.

$18.1 Billion	19%	$4.9 Billion
SHARES REPURCHASED UNDER OUR SHARE REPURCHASE PROGRAM IN THE LAST FIVE YEARS	FY2017 INCREASE IN ANNUAL DIVIDEND	DIVIDENDS PAID IN THE LAST FIVE YEARS

In Fiscal 2017, we delivered top line results above our expectations with positive comparable store sales in the U.S., Canada and Mexico. Total sales grew 5.5% to a record $68.6 billion, driven by comparable sales growth of 4.0%. Supported by our financial results and consistent capital allocation policies, we created and returned value to shareholders through the payment of $1.3 billion in dividends and the repurchase of $3.1 billion of our common stock.

We also made meaningful progress executing our strategy to expand our home improvement reach and further invest in omni-channel capabilities to support customers' evolving needs. We are proud of our success in growing sales with the Pro customer, enhancing our in-home selling program, strengthening our market position in Canada and advancing our online shopping experience. In addition, we were pleased to announce a one-time $60 million aggregate cash bonus for hourly U.S. employees and reinvestments in employees through enhanced employee benefit offerings and training programs.

We remain focused on investing in and building the capabilities most relevant to the customer to further strengthen our competitiveness and enhance our position as the omni-channel home improvement project authority.

The CD&A includes disclosure of our incentive compensation performance measures including: earnings before interest and taxes ("EBIT"), sales and return on non-cash average assets ("RONCAA"). EBIT for fiscal 2017 as presented in this Proxy Statement includes adjustments described on page 38, and this adjusted measure is referred to as "Adjusted EBIT" in this Proxy Statement. Three-Year Average RONCAA for fiscal 2017 includes adjustments described on page 40, and this adjusted measure is referred to as "Adjusted Average RONCAA." Each of these performance measures is further described on pages 38 to 40.

Incentive Compensation Performance Highlights

5-YEAR EBIT ACHIEVEMENT



5-YEAR SALES ACHIEVEMENT



3-YEAR AVERAGE RONCAA INCREASE OF OVER 12%



ANNUALIZED TOTAL SHAREHOLDER RETURN ("TSR") OUTPACES PEERS AND S&P 500 INDEX OVER LONG-TERM



[a]EBIT for fiscal 2015 has been adjusted to exclude the impact of a $530 million non-cash impairment charge recognized in connection with the Company's decision to exit its joint venture in Australia.

[b]EBIT for fiscal 2016 has been adjusted to exclude the impact of (i) a $290 million non-cash impairment charge recognized in connection with the Company's investment in its joint venture in Australia, (ii) a $76 million non-cash impairment charge for goodwill and long-lived asset impairment charges associated with the Company's Orchard Supply Hardware operations, (iii) $84 million in productivity restructuring and severance costs, (iv) a $76 million net gain on the settlement of a foreign currency hedge entered into in advance of the Company's acquisition of RONA, inc. and (v) $16 million RONA, inc. operating EBIT net of transaction-related costs. Fiscal 2016 included 53 weeks.

[c]Adjusted EBIT. See page 38 for a description of adjustments.

[d]Sales for fiscal 2016 have been adjusted to exclude the impact of $2.193 billion due to RONA, inc. sales during the year of acquisition. Fiscal 2016 included 53 weeks.

[e]Average RONCAA for fiscal years 2014-2016 has been adjusted to exclude the 19 basis point impact due to the acquisition of RONA, inc. on fiscal 2016. Fiscal 2016 included 53 weeks.

[f]Adjusted Average RONCAA. See page 40 for a description of adjustments. Fiscal 2016 included 53 weeks.

[g]Includes the companies in the Select Peer Group identified on page 36.

2017 Executive Compensation

Lowe's has a long-standing commitment to pay for performance that we implement by providing a significant portion of compensation through variable pay arrangements. These arrangements are designed to hold our executive officers accountable for business results and reward them for consistently strong financial performance and the creation of value for our shareholders.

Our 2017 executive compensation program consisted of the following elements:

- Base salary
- Annual incentive awards
- Performance share unit awards ("PSUs")
- Grants of stock options
- Grants of restricted stock awards ("RSAs")
- Retirement and health benefits
- Limited perquisites

Lowe's mix is heavily performance-based with 72% of the CEO's and 65% of the other NEOs'[1] target compensation at risk and contingent upon the achievement of performance objectives or share price performance.



CEO
Long-Term
Performance-Based
18% Time-Vested RSAs
10% Base Salary
19% Target Annual Incentive
18% Stock Options
72% PERFORMANCE-BASED COMPENSATION
35% PSUs

Other NEOs(1)
Long-Term
Performance-Based
16% Time-Vested RSAs
18% Base Salary
16% Stock Options
65% PERFORMANCE-BASED COMPENSATION
17% Target Annual Incentive
32% PSUs

(1) Mr. Hull is not included in the NEO data due to his retirement in March 2017.

How Our Executive Compensation Is Tied to Performance

A significant portion of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and leadership effectiveness.

- Annual Incentive Awards: Payout is based on the Company's achievement of financial (EBIT and sales) and Leadership Effectiveness goals. Minimum payout is zero if performance objectives are not achieved.
- PSUs: Payout is based on the Company's achievement of a three-year average RONCAA goal established at the beginning of a three-year performance period and, since 2016, a relative total shareholder return (TSR) modifier which compares the Company's TSR to the median TSR of companies listed in the S&P 500 Index over a three-year period. Minimum performance objectives must be achieved for awards to be earned.
- Stock Options: Value realized is based on the increase in the market value of Common Stock.

Based on our performance through fiscal 2017 illustrated below, our executives received the following payouts of performance-based compensation:

- Annual incentive payouts were driven by below target performance in Adjusted EBIT and above target performance in Sales and Leadership Effectiveness, resulting in below target overall award payments.
- PSUs paid out at 83.5% of target based on Adjusted Average RONCAA achievement for the 2015-17 performance period.



WHAT WE DO	WHAT WE DO NOT DO
✓ Provide 81% to 90% of total direct compensation opportunity (assuming target performance) for NEOs in the form of at-risk compensation.	✗ Provide single-trigger severance or tax gross-ups following change-in-control in any management continuity agreements executed after 2012.
✓ Annually assess peer group composition, financial and stock price performance, and competitive compensation practices.	✗ Permit hedging or unauthorized trading of the Company's securities by our employees or directors.
✓ Annually assess compensation-related risks associated with regulatory, shareholder and market changes.	✗ Grant discounted stock options, extend the original option term, reprice or exchange underwater options without shareholder approval.
✓ Annually assess the design, alignment and achievability of our incentive plans in relation to performance goals, business strategy and organizational priorities.	✗ Provide an evergreen provision in our Long-Term Incentive Plan.
✓ Link incentive compensation to a clawback policy.	✗ Provide employment agreements to executives.
✓ Limit incentive payouts to 200% of target awards.	
✓ Require significant stock ownership by all senior executives.	
✓ Annually conduct a say-on-pay vote.	
✓ Provide limited perquisites.	

Say-on-Pay Advisory Vote

The Board of Directors carefully considers the results of our shareholders' advisory "say-on-pay" vote. Lowe's shareholders continue to express strong support for the Company's executive compensation program with the Company receiving approximately 96% advisory approval in 2017. This is consistent with the advisory approval over the past seven years. In consideration of this continued support, the Compensation Committee of the Board of Directors maintained the principal features and performance-based elements of the executive compensation program in 2017. At the Annual Meeting, the Company's shareholders will again have the opportunity to approve Lowe's executive compensation program through the advisory say-on-pay vote included as Proposal 2 in this Proxy Statement.

Shareholder Engagement

We believe in continued shareholder discussions and engagement. We solicit and respond to feedback regarding our compensation program to better understand our shareholders' concerns and the topics of interest. See page 6 in this Proxy Statement for additional information on changes we have made over time to enhance our compensation program as part of our ongoing shareholder engagement.

II. COMPENSATION PHILOSOPHY AND ELEMENTS

Compensation Philosophy and Objectives

Our long-term success depends on our ability to attract and retain highly talented leaders who are committed to our purpose, growth and strategy. Our executive compensation program is designed to reward executives for growth in the Company's sales, earnings and shareholder value, and the effective execution of our business strategies. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, including expanding home improvement reach, developing capabilities to anticipate and support customer needs and generating profitable growth and substantial returns; and

- Provide market competitive total compensation with an opportunity to earn above market median pay when the Company delivers results that exceed performance targets, and below median pay when the Company falls short of performance targets.

Key Components

To support these objectives, the Compensation Committee has designed the executive compensation program with an appropriate balance between annual and long-term compensation, as well as between fixed and at-risk pay. The largest portion of our executive compensation program is at-risk and performance-based, and can only be earned when the Company satisfies financial and strategic performance objectives.

The Board of Directors places significant emphasis on the long-term success of the Company and strong alignment with the interests of all stakeholders, including shareholders, customers, employees and the communities in which we operate. Accordingly, long-term incentive award opportunities, as a percentage of total compensation, are greater than annual incentive award opportunities.

The following table lists the key elements of the Company's 2017 executive compensation program:

KEY ELEMENTS OF EXECUTIVE COMPENSATION				
Element	Form	Key Characteristics	Link to Shareholder Value	Key Decisions
Base Salary	Cash	Fixed cash compensation tied to the scope and responsibilities of each executive's position and the performance and effectiveness of the executive	Provide a foundation of fixed income to the executive; encourage retention and attraction of top talent; and recognize collaborative, purpose-driven leadership	Base salaries are reviewed annually each January based on the Compensation Committee's evaluation of market compensation and an assessment of the executive's performance. Approved adjustments are effective at the start of the fiscal year
Annual Incentive Awards	Cash	At-risk cash compensation tied to the achievement of annual strategic and financial performance goals established by the Compensation Committee for each fiscal year	Promote the achievement of the Company's annual strategic and financial goals; incent and reward financial and operating performance	Annual incentive plan design is reviewed and approved each March. Performance is certified in March following the completion of the fiscal year
Long-Term Incentive Awards	PSUs	PSUs are based on (i) the Company's average RONCAA[1] relative to pre-determined threshold, target and maximum levels of performance for the three-year performance period, and (ii) a relative TSR modifier	Promote the achievement of efficient long-term growth and, starting in 2016, total shareholder return performance	Long-term incentive plan design is reviewed and approved each March Performance is certified in March following the completion of the performance period
	Stock Options	Stock options vest ratably over three-years[2]	Promote the value-creating actions necessary to increase the market value of Common Stock	Awards are approved in March with a 10-year life
	RSAs	RSAs cliff vest on the third anniversary of the grant date[2]	Promote executive retention, stock ownership and alignment of interests with shareholders	Executive stock ownership guidelines and actual stock holdings are reviewed annually
Retirement And Other Benefit Plans	401(k) Plan Group Insurance Plan Employee Stock Purchase Plan Benefit Restoration Plan Cash Deferral Plan	Broad-based retirement and welfare plans sponsored by the Company on the same terms and conditions applicable to all eligible employees, including supplemental 401(k) and deferred compensation benefits	Promote financial and physical wellness to enhance productivity and encourage the retention and attraction of top talent	Reviewed periodically to align with market practice
Executive Benefits	Other Benefits	Reimbursement of costs associated with tax and financial planning, physical examination, and personal use of corporate aircraft (CEO only)	Promote financial and physical wellness to enhance productivity and safety and to encourage the retention and attraction of top talent	Utilization is reviewed annually; programs are reviewed periodically to align with market practice

(1) RONCAA is a comprehensive long-term financial metric that incorporates both operating income and balance sheet performance in the calculation. This metric motivates management to generate sustained profitable growth over time while balancing the Company's effectiveness at allocating capital to drive future investment and growth. RONCAA is computed by dividing the Company's EBIT for the year by the average of the Company's non-cash assets as of the beginning and end of the fiscal year. The return percentages for each fiscal year in the performance period are averaged to yield a RONCAA measure for the three-year performance period.

(2) Executives must maintain employment with the Company during the three-year period, or terminate from the Company due to death, disability or qualified retirement (as defined in the grant agreement), to earn the awards.

III. COMPENSATION DECISION-MAKING PROCESS

Role of the Compensation Committee

The Compensation Committee, which currently consists of six independent directors, is responsible for developing and administering our executive compensation program. The Compensation Committee works closely with its independent compensation consultant and meets regularly, approximately six times each year, to make decisions related to our executive compensation programs and the compensation of our CEO (with the ratification of the independent directors of the Board) and the Company's executive officers. The Compensation Committee reports its actions to the full Board at the Board meeting following each Compensation Committee meeting. The Compensation Committee's responsibilities include:

- Approving our compensation philosophy and strategy

- Approving compensation of executive officers

- Approving annual and long-term incentive targets and performance goals

- Approving achievement of goals in annual and long-term incentive plans

- Approving the peer groups of companies used for assessing market compensation levels, pay practices and performance

- Approving CD&A disclosure in the annual proxy statement

The full description of the Compensation Committee's authority and responsibilities is provided in the Compensation Committee Charter, which is available on our Company website: www.Lowes.com/investor.

Role of the Independent Compensation Consultant

The Compensation Committee directly engages and regularly consults with Farient Advisors LLC, its independent compensation consultant, for ongoing executive compensation matters. The Compensation Committee's compensation consultant reports directly to the Compensation Committee and does not provide any services to the Company other than the Compensation Committee consulting services. The Compensation Committee has assessed the independence of its compensation consultant pursuant to the independence factors specified by the SEC rules (as incorporated into the NYSE listing standards) and concluded that no conflict of interest exists that would prevent its compensation consultant from independently representing the Compensation Committee. During the 2017 fiscal year, Farient Advisors LLC performed the following services:

- Attended all Compensation Committee meetings

- Advised the Compensation Committee on the design of the Company's annual and long-term incentive plans (including the selection of the performance metrics and assessment of performance goals)

- Provided the Compensation Committee with an external perspective on the reasonableness and competitiveness of our executive compensation program

- Assisted with the selection of the peer groups of companies used for assessing market compensation levels, pay practices and performance

- Performed an assessment of the relationship between our CEO pay and performance over the past several years

- Provided periodic updates and guidance on regulatory and governance trends impacting compensation

- Assisted the Compensation Committee in conducting its annual risk assessment of our executive compensation programs

- Reviewed compensation-related proxy disclosures

Role of Management

When making decisions on executive compensation, the Compensation Committee considers input from the Company's Chief Human Resources Officer who works most closely with the Compensation Committee, both in providing information and analysis for review and in advising the Compensation Committee concerning compensation decisions (except as it relates specifically to her compensation and the compensation of our CEO). Our CEO reviews the performance of the NEOs (other than himself) and other executive officers and provides recommendations on executive officer compensation for the Compensation Committee's consideration. The Compensation Committee reviews and discusses pay decisions related to the CEO in executive sessions without the CEO or any other members of management present.

Compensation Benchmarking and Peer Group

Each year, the independent compensation consultant provides the Compensation Committee a review and analysis of the peer group companies used to assess compensation and performance. The Compensation Committee approved the use of data from two sources for fiscal 2017: the Survey Data Group and the Select Peer Group.

The Survey Data Group is comprised of a broad group of retail and general industry companies with which Lowe's competes for executive talent, generally with over $15 billion in annual revenue, available in compensation surveys.

The Select Peer Group is comprised of retail and customer service companies selected for direct relevance to Lowe's business using the following criteria:

- Headquartered in the United States with publicly-traded securities listed on a major United States exchange;

- Operating in the Consumer Discretionary or Food & Staples retail sectors;

- Annual revenue greater than $15 billion; and

- Retail or customer service based business model focused on producing strong EBIT and TSR growth.

The companies in the Select Peer Group for fiscal 2017 were:

Amazon.com, Inc.	**Best Buy Co., Inc.**	**Costco Wholesale Corporation**
CVS Health Corporation	**Kohl's Corporation**	**Macy's, Inc.**
Nordstrom, Inc.	**Sears Holdings Corporation**	**Staples, Inc.**
Target Corporation	**The Home Depot, Inc.**	**The Kroger Co.**
The TJX Companies, Inc.	**Walgreen Co.**	**Wal-Mart Stores, Inc.**

The Select Peer Group was the same in fiscal 2017 as the prior year. The Compensation Committee agreed that these companies were relevant given our peer selection criteria and that the size of the Select Peer Group remained appropriate based on market practices.

SELECT PEER GROUP DATA FOR FISCAL 2017[1]					TSR	
	Revenues (MM)	**Market Capitalization (MM)**	**EBIT (MM)**	**1-year**	**3-year**	**5-year**
75th Percentile	$123,620	$84,043	$6,104	52.49%	53.11%	156.39%
50th Percentile	$ 69,495	$49,617	$4,106	19.26%	20.90%	84.48%
25th Percentile	$ 29,481	$15,744	$1,884	-1.43%	-14.33%	50.76%
Lowe's Companies, Inc.	$ 65,017	$84,221	$5,936	41.08%	57.69%	186.15%
Percentile Ranking	43%	79%	71%	64%	79%	79%

Source: S&P Capital IQ

(1) Revenues and EBIT are as of each company's latest fiscal year. Market Capitalization and TSR are as of February 2, 2018, which was Lowe's fiscal year end date.

At the November 2016 meeting and prior to promoting Mr. McDermott & Mr. Croom, the Compensation Committee reviewed a thorough compensation benchmark based on the two peer groups described above. The Compensation Committee concluded that the benchmark indicated that the NEOs' target total direct compensation ("TDC") approximated market median, with an opportunity to earn above market pay when the Company delivers results that exceed performance targets and below market pay when the company performance falls short of performance targets. The following chart summarizes Lowe's pay positioning versus the market median and the results of the compensation benchmarking report used for the Compensation Committee's 2017 compensation actions:

% DEVIATION FROM MARKET MEDIAN				
	Salary	**Target STI**	**Target LTI**	**Target TDC**
CEO	-3%	7%	-5%	-5%
Other NEOs	-11%	-9%	-11%	-10%

IV. 2017 COMPENSATION ACTIONS

Base Salary Adjustments

The Compensation Committee reviews and adjusts the NEO base salaries in January each year after it has considered competitive benchmark and relative compensation positioning. In 2017, the Compensation Committee approved the following base salaries for the NEOs:

Name and Position	2016 Base Salary	2017 Base Salary	% Increase[1]
Robert A. Niblock Chairman of the Board, President and Chief Executive Officer	$1,300,000	$1,300,000	0.0%
Robert F. Hull[2] Former Chief Financial Officer	$ 769,000	$ 118,307	—
Marshall A. Croom[2] Chief Financial Officer	—	$ 675,000	—
Rick D. Damron Chief Operating Officer	$ 790,000	$ 806,000	2.0%
Michael P. McDermott Chief Customer Officer	$ 650,000	$ 675,000	3.8%
Jennifer L. Weber Chief Human Resources Officer	$ 545,000	$ 561,000	2.9%

(1)   The general Company-wide base salary adjustments averaged approximately 3% for all employees in 2017, and the average Company-wide base salary adjustments averaged approximately 3% for all employees who were Senior Vice Presidents and above.

(2)   Mr. Croom became the Chief Financial Officer upon Mr. Hull's retirement on March 3, 2017.

Annual Incentive Awards

Our annual incentive plan provides each NEO the opportunity to receive an annual cash award based on the Company's achievement of predetermined financial and strategic goals. The formula for computing annual incentive payouts is as follows:

BASE SALARY	X	TARGET AWARD PERCENTAGE[1] (% of Base Salary)	X	PERFORMANCE GOAL ACHIEVEMENT LEVEL[2] (% of Target Level)	=	ANNUAL INCENTIVE AWARD EARNED

(1)   The target award percentage was 200% of base salary for the CEO and 90% to 100% of base salary for the other NEOs. For fiscal 2017, target awards as a percentage of base salary remained the same as the prior year.

(2)   The CEO had a maximum opportunity of 200% of target which was increased from 175% in the prior year, and the other NEOs had a maximum opportunity of 200% in fiscal 2017, which was the same percentage of target as the prior year.

The following table describes the financial and strategic goals for the 2017 annual incentive awards and the weighting assigned to each goal, which is the same for all of the NEOs:

	Performance Metric	Description	Performance Measured By	Metric Weighting
Financial Goals	**EBIT**	Rewards executives for profitability of over-all Company operations and focuses management on operational efficiency and expense management	Company's EBIT	60%
	Sales	Focuses executives on effective merchandising, driving market share gains, and the enhancement of the Company's omni-channel sales and marketing	Company's net sales	25%
Strategic Goals	**Leadership Effectiveness**	Provides incentive compensation for leadership behavior that has the greatest positive impact on employee motivation, engagement and commitment to executing the Company's long-term strategy	Percentage of responses to the Lowe's Employee Opinion Survey that rate leadership in the top two categories of effectiveness	15%

The Compensation Committee has for several years used EBIT and sales as the performance metrics for annual incentive awards. The Compensation Committee added leadership effectiveness in 2014 as a strategic goal to better enable execution of the Company's strategic objectives. The Compensation Committee, having considered the level of difficulty inherent in the goals, based the 2017 target performance levels on the Company's annual operating plan and expected growth over prior year performance. The target EBIT and sales goals for the 2017 annual incentive plan were aggressive and were set higher than a majority of the peers' expected EBIT and sales growth rates in 2017. Lowe's met the aggressive sales goal by increasing focus on growing the omni-channel business and providing enhanced product and service offerings to the Pro customer.

The Compensation Committee's objective in administering our incentive plan is to cause incentive awards to be calculated on a comparable basis from year-to-year, and to ensure that plan participants are incentivized and rewarded appropriately. For these reasons, the Compensation Committee may make adjustments to the actual levels of achievement under each performance goal at its discretion. The Compensation Committee adopted adjustment guidelines in January 2011, which in general, relate to (i) changes in applicable laws or regulations, (ii) items of gain, loss or expense that are related to the disposal or acquisition of a business or change in accounting principles, (iii) unusual or non-recurring

transactions that were not anticipated, or (iv) other unusual, non-recurring or unexpected items similar in nature as determined by the Compensation Committee. The adjustment guidelines include the following specific items as potential adjustments for consideration: extraordinary items, accounting principles or assumptions changes, acquisitions and divestitures (and related charges), litigation, regulatory claims and insurance claims, write-downs, store closing costs and restructuring charges.

In March 2018, the Compensation Committee reviewed the Company's 2017 performance relative to the EBIT and sales goals and the leadership effectiveness goal to determine the annual incentive awards earned under the annual incentive plan for fiscal year 2017. The Compensation Committee adjusted fiscal 2017 EBIT to exclude the impact of (i) $96 million gain from the sale of the Company's interest in its joint venture in Australia, (ii) $464 million loss related to the early settlement of debt and (iii) $65.8 million one-time bonus payment including related payroll taxes made in connection with the Tax Cuts and Jobs Act of 2017. The Compensation Committee concluded, in accordance with the Compensation Committee's adjustment guidelines, the above described charges were unusual, non-recurring items that were not anticipated when the 2017 performance metrics were adopted and should not be considered for purposes of measuring Company performance and determining the 2017 annual incentive awards.

Based on the performance metrics established by the Compensation Committee and the Company's 2017 performance, the Compensation Committee determined that Lowe's achieved approximately 79% and approximately 89% of the target incentive opportunities for the CEO and the other NEOs, respectively.

Performance Metric[1]	Threshold	Target	Maximum	2017 Actual Performance
EBIT	$6.496 billion	$7.043 billion	$7.408 billion	$6.556 billion[2]
Sales	$66.416 billion	$68.335 billion	$69.227 billion	$68.619 billion

(1) The performance goal achievement for the strategic goal of Leadership Effectiveness is disclosed on page 32.

(2) The Compensation Committee adjusted fiscal 2017 EBIT as described on page 38.

Based on the Compensation Committee's determination of the results above, the NEOs earned annual incentive awards for 2017 as follows:

Name	Base Salary	x	Target Award % (% of Base Salary)	x	Performance Goal Achievement Level (% of Target)	=	Actual Award Earned
Robert A. Niblock	$1,300,000		200%		79		$2,051,621
Robert F. Hull[1]	$ 769,000		90%		—		—
Marshall A. Croom	$ 675,000		90%		90		$ 548,768
Rick D. Damron	$ 806,000		100%		88		$ 711,311
Michael P. McDermott	$ 675,000		100%		88		$ 595,701
Jennifer L. Weber	$ 561,000		90%		90		$ 456,087

(1) Mr. Hull was not eligible for the annual incentive award due to his retirement from the Company in March 2017.

Long-Term Equity Awards

In March each year, the Compensation Committee approves a target long-term equity award for each executive officer, expressed as a percentage of base salary. Target awards are determined based on each executive officer's position and level of responsibility, the Company's historical grant practices and market benchmarks reviewed annually by the Compensation Committee. For fiscal 2017, target awards as a percentage of base salary remained the same as the prior year.

In 2017, the Compensation Committee approved equity awards for the NEOs granted as a mix of 50% PSUs, 25% stock options and 25% time-vested RSAs. The award mix did not change from the prior year. The Compensation Committee did approve a change in the timing of the annual awards of restricted stock and nonqualified stock options from September to April. The

grant value of these two award vehicles was reduced by 50% since the grant was made in April rather than September. As a result, the total value of the annual long-term incentives granted to each NEO was 25% lower than the target award value. The Compensation Committee believes the mix of equity award types reflects an appropriate balance between providing incentive compensation for the achievement of Company-specific performance measures (PSUs), increases in the market value of the Common Stock (stock options) and retention (RSAs).

The following table reflects the target award value for 2017, as well as the actual grant value awarded to each NEO in 2017 reflecting the adjustment due to the change in timing of a portion of the award:

Name	2017 Target Long-Term % of Base Salary	Equity Awards Target ($000s)	Equity Award Granted ($000s)
Robert A. Niblock[1]	725%	$9,425	$7,068
Robert F. Hull[2]	—	—	—
Marshall A. Croom[3]	300%	$2,025	$1,847
Rick D. Damron[4]	400%	$3,224	$2,418
Michael P. McDermott[3]	400%	$2,700	$2,559
Jennifer L. Weber[5]	300%	$1,683	$1,683

(1) Mr. Niblock's equity target increased from 700% to 725% for 2017.

(2) Mr. Hull was not eligible for the long-term incentive due to his retirement from the Company in March 2017.

(3) Mr. Croom and Mr. McDermott were granted additional equity related to their promotions as detailed in the Grants of Plan-Based Awards Table.

(4) Mr. Damron's 2017 equity awards will vest and be released based on his eligibility for "retirement" as set forth in his equity award agreements.

(5) Ms. Weber was granted a $1.262 million annual award as well as a $420,000 restricted stock award to replace the value of shares she forfeited at her prior employer per her offer letter dated December 31, 2015.

The Compensation Committee decided that the PSUs awarded in 2017 will be earned based on the Company's RONCAA for the three-year performance period from fiscal 2017 to fiscal 2019 and the relative TSR modifier. RONCAA is computed by dividing the Company's EBIT for the year by the average of the Company's non-cash assets as of the beginning and end of the fiscal year. The return percentages for each fiscal year in the performance period will be averaged to yield a RONCAA measure for the three-year performance period. The

Compensation Committee believes strong RONCAA performance is aligned with creating long-term value for the Company's shareholders. Specifically, RONCAA is a comprehensive long-term financial metric that incorporates both operating income and balance sheet performance in the calculation, incenting management to generate sustained profitable growth over time. This metric also incentivizes the effective allocation of capital toward future growth investments.

The chart below illustrates how the relative TSR modifier expands the PSU performance award to range from 34% of target at threshold performance to 200% of target at maximum performance:

PSUs Granted	PSU Performance Level	Payout Percentage (% of Target Award)		Lowe's 3-Year TSR Percentage Spread from S&P 500 Index	Modifier[1]		PSU Performance Level	Final Payout Opportunity (% of Target Award)[1]
	Maximum	150%	X	≥+20%	1.33x	=	Maximum	200%
	Target	100%		0%	1.00x		Target	100%
	Threshold	50%		≤ (20)%	0.67x		Threshold	34%
	<Threshold	0%					<Threshold	0%

(1) Performance between discrete points will be interpolated; TSR modifier cannot be lower than 0.67x; if RONCAA is below threshold, there will be no payout.

2015 PSU Awards. The performance period for the PSUs awarded in 2015 (the "2015 PSUs") ended on February 2, 2018, the last day of the 2017 fiscal year. The 2015 PSU awards were eligible to be earned based on the Company's average RONCAA for fiscal years 2015 through 2017.

The target RONCAA goal for the PSUs awarded in 2015 was set higher than a majority of the peers' historical RONCAA performance for each of the five preceding fiscal years. Based on the performance measures established by the Compensation Committee and the Company's adjusted

performance for the 2015-2017 performance period, 83.5% of the 2015 PSUs, as calculated below, were earned and converted to shares of Common Stock. For purposes of determining the Company's RONCAA performance and the number of PSUs earned, the Compensation Committee made adjustments to exclude (i) the 76 basis point impact of the 2016 acquisition of RONA, inc., (ii) the 50 basis point impact of the loss related to the early settlement of debt and (iii) the 7 basis point impact of a one-time bonus payment including related payroll taxes made in connection with the Tax Cuts and Jobs Act of 2017.

Performance Metric	Threshold	Target	Maximum	2015–2017 Adjusted Performance	Performance Goal Achievement (% of Target)
RONCAA	17.40%	19.40%	21.40%	18.74%	83.5

Benefit Restoration Plan and Perquisites

The Benefit Restoration Plan, adopted by the Company in August 2002, is intended to provide NEOs and other qualifying executives with benefits lost due to qualified plan limitations imposed by the Code that are equivalent to those received by all other employees under the Company's qualified retirement plans. The Company makes matching contributions to each executive officer's Benefit Restoration Plan account under the same matching contribution formula based on the executive's elective contribution to the 401(k) Plan, regardless of the Code limitations.

Since 2010, NEOs and other qualifying executives have been eligible for an annual executive physical assessment of overall health, screening and risk reviews for chronic diseases and other specialty consultations, which helps protect the investment we make in these key individuals, at either the

Mayo Clinic Executive Health Program or Duke Executive Health Program. In addition, these executives are eligible for a reimbursement of up to $12,000 for financial and tax planning services.

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes. The corporate aircraft allows executive officers to be far more productive than commercial flights since the corporate aircraft provides a confidential, safe and productive environment in which to conduct business. The independent members of the Board of Directors require the Chairman, President and Chief Executive Officer to use the corporate aircraft for all business and personal travel needs to protect his safety and enhance productivity.

Pay-for-Performance Alignment

Each year, the Compensation Committee assesses the relationship between our CEO's pay and the Company's performance over time. To conduct this assessment, the Compensation Committee uses its independent compensation consultant's proprietary alignment model to test whether our CEO's Performance-Adjusted Compensation ("PAC") was (i) reasonable, taking into account the Company's revenue size and Select Peer Group described on page 36, and (ii) sensitive to the Company's TSR over time. PAC includes our

CEO's salary, actual annual incentive compensation and the performance-adjusted value of long-term incentives, averaged over 3-year rolling periods. Performance is TSR, averaged over the same 3-year rolling periods. Each data point on the chart below, which is adjusted for inflation and the Company's size, represents PAC over a three-year period and TSR for the same period. The Compensation Committee concluded that our CEO's PAC is strongly aligned with the Company's performance and shareholder interests.



Lowe's CEO Total Direct PAC[1] vs. Peer Group
Pay-for-Performance Alignment
Over 3-Year Period Ending in Year Shown

(1) PAC measures realizable total direct compensation for 3-year periods ending in the years shown taking 3-year TSR performance delivered into account.

V. OTHER COMPENSATION POLICIES

Compensation Risk Assessment

Each November, the Compensation Committee reviews an audit and analysis of the risk associated with the Company's executive compensation program. In this review, the Compensation Committee considers the balance between pay components, measures of performance, plan caps, plan time horizons and over-lapping performance cycles, program design and other features that are designed to mitigate risk (e.g., stock ownership guidelines and clawback policy). The Compensation Committee believes the Company's pay practices, stock ownership and holding requirements and clawback policies all discourage inappropriate risk taking by Company executives.

Stock Ownership Guidelines

The Compensation Committee strongly believes that executive officers should own appropriate amounts of Common Stock to align their interests with those of the Company's shareholders. The Company's 401(k) Plan, employee stock purchase plan and long-term incentive plan provide ample opportunity for executives to acquire Common Stock.

The Compensation Committee has adopted stock ownership and retention guidelines for all senior executives in the Company. The ownership targets under the current guidelines are as follows:

Position	Target Ownership (Multiple of Base Salary)
Chairman, President and Chief Executive Officer	10.0x
Chief Operating Officer and Chief Customer Officer	5.0x
Executive Vice Presidents	4.0x
Senior Vice Presidents	2.0x

The Compensation Committee reviews compliance with the guidelines annually at its March meeting. The Company determines the number of shares of Common Stock required to be held by each senior officer by dividing the ownership requirement (expressed as a dollar amount) by the average closing price of the Common Stock for the preceding fiscal year. Shares of Common Stock are counted towards ownership as follows:

- All shares held or credited to a senior officer's accounts under the Lowe's 401(k), benefit restoration, deferred compensation and employee stock purchase plans;

- All shares owned directly by the senior officer and his or her immediate family members residing in the same household;

- 50% of the number of vested stock options; and

- 50% of the number of shares of unvested RSAs.

Senior officers may not sell the net shares resulting from a restricted stock or PSU vesting event or stock option exercise until the ownership requirement has been satisfied. With the exception of Ms. Weber, who joined the Company in 2016, all of the NEOs were in compliance with this policy for fiscal 2017.

Oversight of Executive Stock Ownership, No Hedging and Clawback of Incentive Compensation

The Compensation Committee has always supported governance and compliance practices that are transparent and protect the interests of the Company's shareholders. To strengthen the Company's practices in these areas, the Company has (i) controls over executive equity awards and ownership and (ii) a policy on the clawback of incentive compensation in the event of a significant restatement of the Company's financial results.

The Company prohibits any executive from:

- Using Common Stock as collateral for any purpose, including in a margin account;

- Engaging in short sales of Common Stock;

- Engaging in any transaction involving the use of a financial instrument or other investment designed to hedge or offset any decrease in the market value of the Company's securities or to leverage the potential return of a predicted price movement (up or down) in the Company's securities; or

- Entering standing purchase or sell orders for Common Stock except for a brief period of time during open window trading periods.

Trading in Common Stock, including stock held in an account under Lowe's 401(k) Plan, by an executive and the executive's immediate family members who reside with the executive or whose transactions are subject to the executive's influence or control, is limited to open window trading periods designated by the Company's Chief Legal Officer. In addition, all transactions by an executive involving Common Stock must be pre-cleared by the Chief Legal Officer.

The clawback policy is a part of the Company's Corporate Governance Guidelines and requires the Board of Directors to review any incentive compensation that was provided to executive officers on the basis of the Company having met or exceeded specific performance goals during a performance period that is subject to a significant restatement of Company financial results. If (i) the incentive compensation would have been lower had it been based on the restated financial results

and (ii) the Board determines that an executive officer engaged in fraud or intentional misconduct that caused or substantially caused the need for the restatement, then the Board is required, to the extent practicable, to seek to recover, for the benefit of the Company, the portion of such compensation that would not have been earned had the incentive compensation been based on the financial results as restated.

Tax Deductibility of Compensation

Section 162(m) of the Code limits the amount of compensation paid to the NEOs that may be deducted by the Company for federal income tax purposes in any fiscal year to $1 million. Prior to the Tax Cuts and Jobs Act of 2017, certain performance-based compensation approved by the Company's shareholders and administered by a committee composed entirely of outside directors was not subject to the $1 million deduction limit. The Tax Cuts and Jobs Act removed the performance-based compensation exception for any agreements entered into after November 2, 2017. A large portion of our executive

compensation, including our annual incentives and long-term incentive awards in the form of stock options and PSUs, were intended to qualify as performance-based compensation under Section 162(m) of the Code. Grants made after November 2, 2017, however, will no longer be subject to the performance based exception for the $1 million deduction limit under the Tax Cuts and Jobs Act of 2017.

Although the Compensation Committee has not adopted a formal policy that requires all compensation paid to the NEOs to be deductible, historically, the Compensation Committee has structured, whenever practical, compensation programs to make the compensation paid thereunder fully deductible. However, the Compensation Committee has always reserved the right to grant awards or enter into compensation arrangements under which payments were not deductible in order to promote corporate objectives and strategies that did not necessarily align with the requirements of Section 162(m) of the Code.

VI. COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2018.

Eric C. Wiseman, Chair
David H. Batchelder
Angela F. Braly
Sandra B. Cochran
Richard W. Dreiling
Robert L. Johnson

Compensation Tables

Summary Compensation Table

This table shows the base salary, annual incentive compensation and all other compensation paid to the NEOs. The table also shows the grant date fair value of the stock and option awards made to the NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Robert A. Niblock Chairman of the Board, President and Chief Executive Officer	2017	1,300,000	0	6,422,849	1,179,070	2,051,621	255,118	11,208,658
	2016	1,300,000	0	6,922,556	2,319,098	1,925,716	202,649	12,670,019
	2015	1,300,000	0	5,955,842	2,988,878	2,657,993	252,451	13,155,164
Robert F. Hull, Jr.* Former Chief Financial Officer	2017	118,307	0	0	0	0	29,883	148,190
	2016	769,000	0	1,755,249	587,887	559,148	62,774	3,734,058
	2015	748,000	0	1,468,869	736,931	801,123	74,144	3,829,067
Marshall A. Croom** Chief Financial Officer	2017	675,000	0	1,544,907	417,717	548,768	44,508	3,230,900
Rick D. Damron*** Chief Operating Officer	2017	806,000	0	2,197,144	403,366	711,311	70,879	4,188,700
	2016	790,000	0	2,403,706	805,273	628,579	73,101	4,700,659
	2015	790,000	0	2,068,252	1,037,785	939,073	80,572	4,915,682
Michael P. McDermott**** Chief Customer Officer	2017	675,000	0	2,107,496	605,243	595,701	46,662	4,030,102
Jennifer L. Weber Chief Human Resources Officer	2017	561,000	0	1,567,511	210,604	456,087	34,884	2,830,086
	2016	500,930	0	1,653,963	743,969	364,231	26,384	3,289,477

* Mr. Hull retired as Chief Financial Officer on March 3, 2017.

** Mr. Croom was promoted to Chief Financial Officer upon Mr. Hull's retirement on March 3, 2017.

*** Mr. Damron retired from the position of Chief Operating Officer on February 3, 2018.

**** Mr. McDermott was promoted to Chief Customer Officer on October 26, 2016.

(1) The value of the stock and option awards presented in the table equals the grant date fair value of the awards for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. For financial reporting purposes, the Company determines the fair value of a stock or option award accounted for as an equity award on the grant date. The Company recognizes expense for a stock or option award over the vesting period of the award. PSUs are expensed over the vesting period based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment in the period of the change. Executives receive dividends on unvested shares of RSAs during the vesting period. Dividends are not paid or accrued on unearned PSUs. The right to receive dividends has been factored into the determination of the fair values used in the amounts presented above.

See Note 9, "Accounting for Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended February 2, 2018 for additional information about the Company's accounting for share-based compensation arrangements, including assumptions used in calculating the grant date fair values.

(2) The amounts reported in this column include the sum of the grant date fair values of PSU awards and RSAs. The PSUs will be earned based on the Company's RONCAA over a three-year performance period, and for the 2016 and 2017 PSUs, a relative TSR modifier. The PSUs are accounted for as equity awards. The 2017 stock awards amounts include the following grant date fair values of the PSUs: Mr. Niblock $5,244,780, Mr. Croom $1,127,280, Mr. Damron $1,794,315, Mr. McDermott $1,502,430 and Ms. Weber $936,960. The maximum value of the PSUs as of the grant date assuming the highest level of performance at the end of the three-year performance period would have been: Mr. Niblock $10,463,300, Mr. Croom $2,248,887, Mr. Damron $3,579,572, Mr. McDermott $2,997,266 and Ms. Weber $1,869,162.

(3) Amounts presented consist of the following for the 2017 fiscal year:

| Name | Company Matching Contributions to: | | Reimbursement of Tax and Financial Planning Costs ($) | Personal Use of Corporate Aircraft ($) | Cost of Company Required Physical Exam ($) | Total ($) |
	401(k) Plan ($)	Benefit Restoration Plan ($)				
Mr. Niblock	7,225	129,867	9,304	103,908	4,814	255,118
Mr. Hull	7,704	22,179	0	0	0	29,883
Mr. Croom	2,362	38,846	1,200	0	2,100	44,508
Mr. Damron	8,918	52,039	750	0	9,172	70,879
Mr. McDermott	9,391	23,171	12,000	0	2,100	46,662
Ms. Weber	9,578	19,257	6,049	0	0	34,884

All amounts presented above, other than the amount for personal use of corporate aircraft, equal the actual cost to the Company of the particular benefit or perquisite provided. The amount presented for personal use of corporate aircraft is equal to the incremental cost to the Company of such use. Incremental cost includes fuel, landing and ramp fees and other variable costs directly attributable to personal use. Incremental cost does not include an allocable share of the fixed costs associated with the Company's ownership of the aircraft.

Grants of Plan-Based Awards

This table presents the potential annual incentive awards the NEOs were eligible to earn in fiscal 2017, the stock options, RSAs and PSUs awarded to the executives in fiscal 2017 and the grant date fair value of those awards.

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Niblock			455,000	2,600,000	5,200,000							
	4/1/2017	3/23/2017				19,202	57,320	114,353				5,244,780
	4/1/2017	3/23/2017								60,800	82.21	1,179,070
	4/1/2017	3/23/2017							14,330			1,178,069
Mr. Hull[5]	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Mr. Croom			236,250	607,500	1,215,000							
	4/1/2017	3/23/2017				4,127	12,320	24,578				1,127,280
	4/1/2017	3/23/2017								21,540	82.21	417,717
	4/1/2017	3/23/2017							5,080			417,627
Mr. Damron			282,100	806,000	1,612,000							
	4/1/2017	3/23/2017				6,569	19,610	39,121				1,794,315
	4/1/2017	3/23/2017								20,800	82.21	403,366
	4/1/2017	3/23/2017							4,900			402,829
Mr. McDermott			236,250	675,000	1,350,000							
	4/1/2017	3/23/2017				5,500	16,420	32,757				1,502,430
	4/1/2017	3/23/2017								31,210	82.21	605,243
	4/1/2017	3/23/2017							7,360			605,066
Ms. Weber			196,350	504,900	1,009,800							
	4/1/2017	3/23/2017				3,430	10,240	20,428				936,960
	4/1/2017	3/23/2017								10,860	82.21	210,604
	4/1/2017	3/23/2017							5,110			420,093
	4/1/2017	3/23/2017							2,560			210,458

(1) The executives are eligible to earn annual incentive compensation under the Company's annual incentive plan for each fiscal year based on the Company's achievement of one or more performance measures established at the beginning of the fiscal year by the Compensation Committee. For the 2017 fiscal year ended February 2, 2018, the performance measures selected by the Compensation Committee were the Company's EBIT (weighted 60% for the CEO and all other NEOs), sales (weighted 25% for the CEO and all other NEOs) and strategic initiatives (weighted 15% for the CEO and all other NEOs). The performance levels for the performance measures, the Company's actual performance and the amounts earned by the NEOs for the 2017 fiscal year are shown on page 39. The amounts earned by the executives are also reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 44.

(2) The PSUs reported in this column are earned based on the Company's RONCAA over a three-year performance period and includes a relative TSR modifier. No dividends will accrue or be paid on the PSUs during the three-year performance period. The terms of the PSUs are described in more detail on page 40.

(3) The RSAs vest on the third anniversary of the grant date or, if earlier, the date the executive terminates employment due to death or disability or, in the case of Mr. Niblock, in the event of retirement with the approval of the Board. For other executives who meet the retirement provisions of the RSA grant agreements, their awards will vest upon retirement but will not be available to the executive until the original vesting date of the award. Retirement for this purpose is defined as termination of employment with the approval of the Board on or after the date the executive has satisfied an age and service requirement, provided the executive has given the Board advance notice of such retirement. Messrs. Niblock and Croom have satisfied the age and service requirement for retirement specified in their award agreements. Mr. Damron satisfied the age, service and notification requirement for retirement specified in his award agreements and his retirement was approved by the Board, therefore his unvested awards vested upon his retirement and the shares will be available to him on the original vesting dates of his awards. Mr. McDermott and Ms. Weber will satisfy the age and service requirement for retirement once the executive's age in addition to years of service equals at least 70; provided the executive is at least 55 years old. Ms. Weber received an additional 5,110 shares of RSAs to replace some of the equity value she forfeited at her previous employer. Mr. Croom received 6,540 PSUs, 3,640 RSAs and 15,410 options related to his promotion to Chief Financial Officer. Mr. McDermott received 10,640 PSUs, 5,920 RSAs and 25,080 options related to his promotion to Chief Customer Officer.

(4) All options have a 10-year term and an exercise price equal to the closing price of the Common Stock on the grant date. The options vest in three annual installments on each of the first three anniversaries of the grant date or, if earlier, the date the executive terminates employment due to death or disability or, in the case of Mr. Niblock, in the event of retirement with approval of the Board, and remain exercisable until their expiration dates. The options granted to Messrs. Croom and McDermott and Ms. Weber will become exercisable in the event of retirement in accordance with the original three-year vesting schedule and remain exercisable until their expiration dates. Mr. Damron satisfied the retirement requirements under his option agreement.

(5) Mr. Hull retired as Chief Financial Officer on March 3, 2017.

Outstanding Equity Awards at Fiscal Year-End

This table presents information about unearned or unvested stock and option awards held by the NEOs on February 2, 2018.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Niblock	327,000	—	38.38	3/1/2023	89,910	9,125,865	206,235	20,932,853
	257,000	—	53.13	9/15/2024				
	98,287	49,143[4]	69.44	9/15/2025				
	49,074	98,146[5]	71.31	9/15/2026				
	—	60,800[6]	82.21	4/1/2027				
Mr. Hull[7]	—	—	—	—	—	—	—	—
	—	—	—	—				
	—	—	—	—				
	—	—	—	—				
	—	—	—	—				
Mr. Croom	27,000	—	38.38	3/1/2023	12,040	1,222,060	29,090	2,952,635
	19,000	—	53.13	9/15/2024				
	8,174	4,086[4]	69.44	9/15/2025				
	5,124	10,246[5]	71.31	9/15/2026				
	—	21,540[6]	82.21	4/1/2027				
Mr. Damron	59,333	—	53.13	9/15/2024	31,150	3,161,725	71,216	7,228,424
	34,127	17,063[4]	69.44	9/15/2025				
	17,040	34,080[5]	71.31	9/15/2026				
	—	20,800[6]	82.21	4/1/2027				
Mr. McDermott	30,000	—	53.13	9/15/2024	16,710	1,696,065	35,413	3,594,420
	11,287	5,643[4]	69.44	9/15/2025				
	6,660	13,320[5]	71.31	9/15/2026				
	—	31,210[6]	82.21	4/1/2027				
Ms. Weber	6,030	12,060[8]	76.50	4/1/2026	18,760	1,904,140	29,654	3,009,881
	8,817	17,633[5]	71.31	9/15/2026				
	—	10,860[6]	82.21	4/1/2027				

(1) The unvested stock awards vest as follows:

	9/15/2018	4/1/2019	9/15/2019	4/1/2020	Total
Mr. Niblock	43,680	—	31,900	14,330	89,910
Mr. Hull	—	—	—	—	—
Mr. Croom	3,630	—	3,330	5,080	12,040
Mr. Damron	15,170	—	11,080	4,900	31,150
Mr. McDermott	5,020	—	4,330	7,360	16,710
Ms. Weber	—	5,360	5,730	7,670	18,760

(2) Amount is based on the closing market price of the Company's Common Stock on February 2, 2018 of $101.50.

(3) The number of unearned PSUs in this column is based on the Company's performance during the 2015, 2016 and 2017 fiscal years and equals (i) the target number of PSUs that may be earned based on the Company's RONCAA during the 2015 through 2017 fiscal year period, (ii) the

maximum number of PSUs that may be earned based on the Company's RONCAA during the 2016 through 2018 fiscal year period after applying the target relative TSR modifier and (iii) the target number of PSUs that may be earned based on the Company's RONCAA during the 2017 through 2019 fiscal year period after applying the maximum relative TSR modifier. No dividends are paid or accrued on unearned PSUs.

(4) These options vest on September 15, 2018.

(5) These options vest in two annual installments on September 15, 2018 and September 15, 2019.

(6) These options vest in three annual installments on April 1, 2018, April 1, 2019 and April 1, 2020.

(7) Mr. Hull's unvested equity awards were canceled upon his retirement and he exercised all vested options prior to February 2, 2018.

(8) These options vest in two annual installments on April 1, 2018 and April 1, 2019.

Option Exercises and Stock Vested at Fiscal Year-End

This table presents information about stock options exercised by the named executive officers and the number and the value of the named executive officers' stock awards that vested during the 2017 fiscal year.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Niblock	447,000	23,551,052	146,000	11,766,340
Mr. Hull	345,451	16,316,620	22,500	1,849,725
Mr. Croom	12,700	682,752	10,000	805,220
Mr. Damron	—	—	51,500	4,149,415
Mr. McDermott	—	—	11,500	915,875
Ms. Weber	—	—	—	—

Nonqualified Deferred Compensation

The Company sponsors three non-qualified deferred compensation plans for the benefit of senior management employees: the Benefit Restoration Plan (the "BRP"), the Cash Deferral Plan (the "CDP") and the Deferred Compensation Program (the "DCP").

Benefit Restoration Plan

The BRP allows a senior management employee to defer receipt of the difference between (i) 6% of the sum of base salary and annual incentive plan compensation and (ii) the amount the employee is allowed to contribute to the Company's tax-qualified 401(k) Plan. The deferred amounts are credited to the employee's BRP account. The Company makes matching contributions to the employee's BRP account under the same matching contribution formula that applies to employee contributions to the 401(k) Plan. An employee's account under the BRP is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the BRP after February 1, 2003 to be deemed to be invested in Common Stock. An employee may elect to change the investment of the employee's BRP account as frequently as each business day. An employee's account under the BRP is paid to the employee in cash after the end of the plan year in which the employee terminates employment but no earlier than 180 days after the employee's termination of employment.

Cash Deferral Plan

The CDP allows a senior management employee to elect to defer receipt of up to 80% of his or her base salary, annual incentive plan compensation and certain other bonuses. The deferred amounts are credited to the employee's CDP account. The Company does not make any contributions to the CDP. An employee's CDP account is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the CDP to be deemed to be invested in Common Stock. An employee may elect to change the investment of the employee's CDP account as frequently as each business day. An employee's account under the CDP is paid to the employee in cash after the end of the plan year in which the employee terminates employment but no earlier than 180 days after the employee's termination of employment. In addition, an employee may elect to have a portion of the employee's deferrals segregated into a separate sub-account that is paid at a date elected by the employee so long as the date is at least five years from the date of the employee's deferral election.

Deferred Compensation Program

Prior to January 1, 2009, the DCP required the deferral of any long-term incentive compensation payable to a NEO to the extent the compensation would not be deductible for federal income tax purposes under Section 162(m) of the Code. The DCP also allowed executives to elect prior to January 1, 2005 to defer receipt of stock awards and gains from the exercise of stock options. The Company does not make any contributions to the DCP invested in shares of Common Stock. Any dividends that would have been paid on shares of Common Stock credited to an executive's DCP account are deemed to be reinvested in additional shares of Common Stock. The

aggregate earnings on an executive's DCP account shown in the table below are attributable solely to fluctuations in the value of Common Stock and dividends paid with respect to Common Stock. Shares of Common Stock credited to an executive's DCP account that are attributable to mandatory deferrals are paid to the executive when the distribution is fully deductible by the Company for federal income tax purposes. Shares of Common Stock credited to an executive's DCP account that are attributable to pre-2005 elective deferrals are paid in accordance with the executive's election in a lump sum or five annual installments after the executive's termination of employment or attainment of a specified age.

The following table presents information about the amounts deferred by the NEOs under the Company's three deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Mr. Niblock	BRP	183,143	129,868	1,489,539	0	9,845,864
	CDP	0	0	0	0	0
	DCP	0	0	9,944,519	0	34,074,011
Mr. Hull	BRP	31,311	22,179	330,644	3,132,772	0
	CDP	0	0	0	0	0
	DCP	0	0	467,510	0	1,601,889
Mr. Croom	BRP	53,731	38,846	233,941	0	1,570,727
	CDP	114,872	0	218,834	0	1,582,438
	DCP	0	0	0	0	0
Mr. Damron	BRP	72,914	52,038	187,324	0	1,770,931
	CDP	0	0	0	0	0
	DCP	0	0	0	0	0
Mr. McDermott	BRP	32,711	23,171	4,428	0	60,311
	CDP	0	0	0	0	0
	DCP	0	0	0	0	0
Ms. Weber	BRP	27,187	19,257	3,290	0	49,735
	CDP	0	0	0	0	0
	DCP	0	0	0	0	0

(1) The amounts presented in this column are elective deferrals made by the NEOs from base salary paid during the 2017 fiscal year and annual incentive awards paid to the NEOs in March 2017 for the 2016 fiscal year. Of the amounts presented in this column, the following amounts have been reported in the "Salary" column for 2017 of the Summary Compensation Table of this Proxy Statement: Mr. Niblock — $67,600; Mr. Hull — $1,540; Mr. Croom — 35,827, Mr. Damron — $39,060; Mr. McDermott — $32,711; and Ms. Weber — $27,187.

(2) The amounts presented in this column are matching contributions made by the Company with respect to deferrals from base salary paid to the NEOs during the 2017 fiscal year and annual incentive awards paid to the NEOs in March 2017 for the 2016 fiscal year.

(3) None of the earnings credited under the three deferred compensation plans are considered above-market earnings under the proxy statement disclosure rules of the SEC. Accordingly, none of the amounts presented in this column have been included in the Summary Compensation Table of this Proxy Statement or the proxy statement for any previous annual meeting.

(4) Of the amounts presented in this column, the following amounts have been reported in the Summary Compensation Tables of the Company's proxy statements for all years after 2006 when the compensation disclosure rules were revised to include the current form of the Summary Compensation Table: Mr. Niblock — $2,368,250 under the BRP and $347,137 under the DCP; Mr. Hull — $775,812 under the BRP and $187,758 under the DCP; Mr. Croom — $92,577 under the BRP; Mr. Damron — $477,709 under the BRP; Mr. McDermott — $55,882 under the BRP; and Ms. Weber — $46,444 under the BRP.

Potential Payments Upon Termination or Change-in-Control

The Company has entered into management continuity agreements with each of the NEOs and certain other senior officers of the Company. The agreements for the NEOs provide for certain benefits if the Company experiences a change-in-control followed by termination of the executive's employment:

- by the Company's successor without cause;
- by the executive during the 30-day period following the first anniversary of the change-in-control; or
- by the executive for certain reasons, including a downgrading of the executive's position.

"Cause" means continued and willful failure to perform duties or conduct demonstrably and materially injurious to the Company or its affiliates.

All of the agreements automatically expire on the second anniversary of a change-in-control notwithstanding the length of the terms remaining on the date of the change-in-control.

The receipt of benefits under a management continuity agreement is subject to the executive's compliance with a covenant not to compete against the Company and not to solicit Company employees or customers in each case for one year following termination of employment. If benefits are paid under an agreement, Messrs. Niblock, Croom and McDermott and Ms. Weber will receive (i) a lump-sum severance payment equal to the present value of 2.99 times the executive's annual base salary, annual incentive compensation and welfare insurance costs, and (ii) any other unpaid salary and benefits to which the executive is otherwise entitled. In addition, each of Mr. Niblock and Mr. Croom, who entered into management continuity agreements prior to 2012, will be compensated for any excise tax liability he may incur as a result of any benefits paid to the executive that classify as excess parachute payments under Section 280G of the Code. Income and employment taxes attributable to such excise tax will also be reimbursed. None of the amounts that would have been payable to Mr. Niblock or Mr. Croom under the management continuity agreements (assuming a change-in-control of the Company had occurred on February 2, 2018 and their employment was terminated without cause immediately thereafter) exceed the safe harbor limitation under Section 280G of the Code. Therefore, neither of them are entitled to a tax gross-up payment based on the assumptions described in the immediately preceding sentence.

In 2012, the Compensation Committee determined that any future management continuity agreement would not provide tax gross-up for excise taxes assessed against excess parachute payments. In addition, any future management continuity agreement would not allow an executive officer to resign during the 30-day period following the first anniversary of a change-in-control of the Company and receive severance benefits under the agreement. Mr. McDermott and Ms. Weber entered into management continuity agreements in 2018 and 2016, respectively. Accordingly, they are not entitled to a tax gross-up for excise taxes that may be assessed against any benefits provided to them under those agreements nor are they entitled to resign during the 30-day period following the first anniversary of a change-in-control of the Company and receive severance benefits under the agreements.

All legal fees and expenses incurred by the executives in enforcing these agreements will be paid by the Company.

The Company's long-term incentive plan provides that, if within one year after a change-in-control, an executive's employment is terminated by the Company without cause or by the executive for good reason (as defined in the management continuity agreements), then all outstanding stock options will become fully exercisable and all outstanding RSAs will become fully vested. In the event of a change-in-control of the Company, the performance periods for all outstanding PSUs will terminate as of the end of the fiscal quarter preceding the change-in-control and the PSUs will be earned based on Company performance through that date. Under the terms of stock option, RSA and PSU award agreements, the executive is subject to a covenant not to compete against the Company for one year following termination of employment and will forfeit awards or be required to repay the Company certain amounts with respect to awards in the event of breach.

The following table shows the amounts payable to the NEOs (other than Mr. Hull whose employment terminated in April 2017) in the event their employment terminated at the end of the 2017 fiscal year due to their resignation, death, disability or retirement and the amounts payable under the management continuity agreements and the long-term incentive plan if a change-in-control of the Company had occurred at the end of the fiscal year and the NEOs' employment was terminated by the Company's successor without cause immediately thereafter.

Name and Benefit	Voluntary Resignation ($)	Death ($)	Disability ($)	Retirement[1] ($)	Change of Control ($)	Change of Control and qualifying Termination ($)
Mr. Niblock						
Severance[2]	0	0	0	0	0	11,296,103
Stock Options[3]	0	5,711,384	5,711,384	5,711,384	0	5,711,384
Restricted Stock Awards[3]	0	9,125,865	9,125,865	9,125,865	0	9,125,865
Performance Shares Units[3]	0	15,775,022	15,775,022	15,775,022	15,775,022	15,775,022
Welfare Benefits[2]	0	0	0	0	0	51,771
Excise Tax Gross-up	0	0	0	0	0	0
Total	0	30,612,272	30,612,272	30,612,272	15,775,022	41,960,146
Mr. Croom						
Severance[2]	0	0	0	0	0	3,715,448
Stock Options[3]	0	855,831	855,831	855,831	0	855,831
Restricted Stock Awards[3]	0	1,222,060	1,222,060	1,222,060	0	1,222,060
Performance Shares Units[3]	0	2,266,218	2,266,218	2,266,218	2,266,218	2,266,218
Welfare Benefits[2]	0	0	0	0	0	51,771
Excise Tax Gross-up	0	0	0	0	0	0
Total	0	4,344,108	4,344,108	4,344,108	2,266,218	8,111,327
Mr. Damron[4]						
Severance[2]	0	0	0	0	0	0
Stock Options[3]	0	0	0	1,688,655	0	0
Restricted Stock Awards[3]	0	0	0	3,036,813	0	0
Performance Shares Units[3]	0	0	0	5,230,041	0	0
Welfare Benefits[2]	0	0	0	0	0	0
Excise Tax Gross-up	0	0	0	0	0	0
Total	0	0	0	9,955,509	0	0
Mr. McDermott						
Severance[2]	0	0	0	0	0	3,910,888
Stock Options[3]	0	1,185,086	1,185,086	0	0	1,185,086
Restricted Stock Awards[3]	0	1,696,065	1,696,065	0	0	1,696,065
Performance Shares Units[3]	0	2,788,271	2,788,271	0	2,788,271	2,788,271
Welfare Benefits[2]	0	0	0	0	0	53,767
Excise Tax Gross-up[5]	0	0	0	0	0	0
Total	0	5,669,422	5,669,422	0	2,788,271	9,634,077
Ms. Weber						
Severance[2]	0	0	0	0	0	3,087,950
Stock Options[3]	0	1,043,330	1,043,330	0	0	1,043,330
Restricted Stock Awards[3]	0	1,904,140	1,904,140	0	0	1,904,140
Performance Shares Units[3]	0	2,207,233	2,207,233	0	2,207,233	2,207,233
Welfare Benefits[2]	0	0	0	0	0	51,771
Excise Tax Gross-up[5]	0	0	0	0	0	0
Total	0	5,154,703	5,154,703	0	2,207,233	8,294,424

(1) Messrs. Niblock, Croom and Damron are the only NEOs who were eligible for retirement as of the end of the 2017 fiscal year.

(2) Present value amounts payable in cash in a lump sum.

(3) The amounts presented for the stock options and restricted stock awards are equal to the values of the unvested in-the-money stock options and the restricted shares that would become vested based on the closing market price of the Common Stock on February 2, 2018 of $101.50. The amounts presented for the performance share units are the actual value earned for the 2015 PSU award and for the 2016 and 2017 PSU awards the value that would be earned assuming the current performance as of February 2, 2018 based on the closing market price of the Common Stock on February 2, 2018 of $101.50.

(4) Mr. Damron retired from the Company on February 24, 2018, and the restricted stock awards above were accelerated due to his retirement based on the closing market price of the Common Stock on February 23, 2018 of $97.49. The stock options continue to vest, and the estimated value is based on the closing market price of February 23, 2018. The PSUs are earned based on actual performance at the end of the performance period. The PSU value is estimated based on current performance as of February 2, 2018 multiplied by the closing market price of the Common Stock on February 23, 2018.

(5) Mr. McDermott and Ms. Weber entered into their management continuity agreements after 2012. Any management continuity agreements entered into after 2012 do not provide a gross-up for excise taxes assessed against excess parachute payments.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the annual total compensation of our median employee and the annual total compensation of Mr. Niblock, our Chairman, President and Chief Executive Officer.

For fiscal 2017, the annual total compensation of the employee identified as our median employee (excluding Mr. Niblock) was $23,905. The annual total compensation of Mr. Niblock was $11,208,658. Based on this information, for fiscal 2017, the ratio of the annual total compensation of Mr. Niblock to the median of the annual total compensation of all employees is 469 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of all our employees, as well as to determine the annual total compensation of the median employee, the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

We determined that, as of December 31, 2017, our employee population consisted of approximately 297,933 individuals worldwide (267,881 U.S. and 30,052 non-U.S.), including full-time and part-time employees but not any individuals paid by a third-party. We also included all employees from our acquisitions to date. We selected December 31, 2017, which is within the last three months of our fiscal 2017, as the date upon which we would identify the median employee to allow sufficient time to identify the median employee given the global scope of our operations.

To identify the median employee from our employee population, we collected actual base salary, bonus or commission paid and any overtime paid during the 12-month period ending December 31, 2017.

Compensation Committee Interlocks and Insider Participation

Angela F. Braly, Sandra B. Cochran, Richard W. Dreiling, Robert L. Johnson, Marshall O. Larsen and Eric C. Wiseman served on the Compensation Committee in fiscal 2017. None of the directors who served on the Compensation Committee in fiscal 2017 has ever served as one of the Company's officers or employees or had any relationship with the Company or any of its subsidiaries during fiscal 2017 pursuant to which disclosure would be required under the SEC rules pertaining to the disclosure of transactions with related persons. During fiscal 2017, none of the Company's executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer of such other entity served on the Company's Board or the Compensation Committee.

Equity Compensation Plan Information

The following table provides information as of February 2, 2018 with respect to stock options and stock unit awards outstanding and shares available for future awards under all of Lowe's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,787,666	60.84	55,419,948[3]
Equity compensation plans not approved by security holders	0	0	0
Total	4,787,666	60.84	55,419,948[3]

(1) Column (a) contains information regarding stock options and deferred, performance and restricted stock units only; there are no warrants or stock appreciation rights outstanding. As of February 2, 2018, there were 698,150 performance stock units outstanding. Column (a) includes 1,306,749 performance stock units which is equal to the maximum number of performance stock units that would be earned if the maximum performance goals were achieved. The weighted-average exercise price shown in column (b) does not take into account deferred, performance or restricted stock units because they are granted outright and do not have an exercise price.

(2) In accordance with SEC rules, this column does not include shares available under the Lowe's 401(k) Plan.

(3) Includes the following:

* 33,539,048 shares available for grants of stock options, stock appreciation rights, stock awards, performance shares, and deferred, performance and restricted stock units to key employees and outside directors under the LTIP. Stock options granted under the LTIP have terms of seven or ten years, with one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of Common Stock on the date of grant. No awards may be granted under the LTIP after 2024.

* 21,880,900 shares available for issuance under the Lowe's Companies Employee Stock Purchase Plan—Stock Options for Everyone. Eligible employees may purchase shares of Common Stock through after-tax payroll deductions. The purchase price of this stock is equal to 85% of the closing price on the date of purchase for each semi-annual stock purchase period.

Related Person Transactions

POLICY AND PROCEDURES FOR REVIEW, APPROVAL OR RATIFICATION OF RELATED PERSON TRANSACTIONS

The Company has a written policy and procedures for the review, approval or ratification of any transactions that could potentially be required to be reported under the SEC rules for disclosure of transactions in which related persons have a direct or indirect material interest (the "Policy"). Related persons include directors and executive officers of the Company and members of their immediate families. The Company's Chief Legal Officer is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers about any such transactions. He is also responsible for making a recommendation, based on the facts and circumstances in each instance, on whether the Company or the related person has a material interest in the transaction.

The Policy, which is administered by the Nominating and Governance Committee of the Board of Directors, includes several categories of pre-approved transactions with related persons, such as employment of executive officers and certain banking-related services. For transactions that are not pre-approved, the Nominating and Governance Committee, in determining whether to approve or ratify a transaction with a related person, takes into account, among other things, (i) whether the transaction would violate the Company's Code of Business Conduct and Ethics, (ii) whether the transaction is on terms no less favorable than terms generally available to or from an unaffiliated third party under the same or similar circumstances and (iii) the extent of the related person's interest in the transaction as well as the importance of the interest to the related person. No director may participate in any discussion or approval of a transaction for which he or she or a member of his or her immediate family is a related person.

APPROVED RELATED PERSON TRANSACTIONS

Since the beginning of fiscal 2017, there have been no related person transactions in which the Company (or a subsidiary) was a participant and in which any related person (or any of their immediate family members) had a direct or indirect material interest.

Audit Matters

REPORT OF THE AUDIT COMMITTEE

This report by the Audit Committee is required by the SEC rules. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and it is not to be otherwise deemed filed under either such Act.

The Audit Committee has six members, all of whom are independent directors as defined by the Categorical Standards, Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3(b)(1)(ii) of the Exchange Act. Each member of the Audit Committee is "financially literate," as determined by the Board, in its business judgment, and qualified to review and assess financial statements. The Board of Directors has determined that more than one member of the Audit Committee qualifies as an "audit committee financial expert," as such term is defined by the SEC, and has designated Raul Alvarez, Chair of the Audit Committee; Marshall O. Larsen; James H. Morgan; Bertram L. Scott and Lisa W. Wardell, each as an "audit committee financial expert."

The Audit Committee reviews the general scope of the Company's annual audit and the fees charged by the Company's independent registered public accounting firm, determines duties and responsibilities of the internal auditors, reviews financial statements and accounting principles being applied thereto and reviews audit results and other matters relating to internal control and compliance with the Company's Code of Business Conduct and Ethics.

In carrying out its responsibilities, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements with management;

- met periodically with the Company's Vice President of Internal Audit and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting;

- discussed with the independent registered public accounting firm those matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board (the "PCAOB"), and the matters required to be reported to the Audit Committee by the independent registered public accounting firm pursuant to SEC Regulation S-X, Rule 2.07;

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence; and

- reviewed and discussed with management and the independent registered public accounting firm management's report and the independent registered public accounting firm's report on the Company's internal control over financial reporting and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Based on the reviews and discussions noted above and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2018.

Raul Alvarez, Chair
Laurie Z. Douglas
Marshall O. Larsen
James H. Morgan
Bertram L. Scott
Lisa W. Wardell

FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees billed to the Company for each of the last two fiscal years by the Company's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, were:

	Fiscal 2016 ($)	Fiscal 2017 ($)
Audit Fees[1]	3,962,801	3,843,881
Audit-Related Fees[2]	168,406	180,123
Tax Fees[3]	6,963	—
All Other Fees[4]	1,003	899

(1) Audit Fees consist of fees billed by the independent registered public accounting firm for the respective year for professional services for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and services provided by the independent registered public accounting firm in connection with the Company's statutory filings for the last two fiscal years. Audit fees also include fees for professional services rendered for the audit of the Company's internal control over financial reporting.

(2) Audit-Related Fees consist of fees billed by the independent registered public accounting firm for the respective year for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements, and include audits of the Company's employee benefit plans and other consultations concerning financial accounting and reporting standards.

(3) Tax Fees consist of fees billed by the independent registered public accounting firm for the respective year for tax compliance, planning and advice.

(4) All Other Fees consist of fees billed by the independent registered public accounting firm in fiscal 2016 and 2017 for training and subscriptions.

The Audit Committee has an established policy and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee in order to assure that the provision of such services does not impair the independence of the independent registered public accounting firm. The policy also provides that the Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee as permitted by the Audit Committee's charter, provided that the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. Any proposed services exceeding pre-approved fee levels require specific approval by the Audit Committee. The Audit Committee has pre-approved all audit and non-audit services provided in fiscal 2016 and fiscal 2017 in accordance with the Audit Committee's policy and procedures.

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

As required by Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote on an advisory resolution to approve the compensation of our named executive officers in fiscal 2017, which is described in this Proxy Statement.

The fundamental philosophy of our executive compensation program is to align our executives' pay to overall Company growth and the effective execution of our business strategies. The primary objectives of our program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;

- Maximize long-term shareholder value through alignment of executive and shareholder interests;

- Align executive compensation with the Company's business strategies, including expanding home improvement reach, developing capabilities to anticipate and support customer needs and generating profitable growth and substantial returns; and

- Provide market competitive total compensation with an opportunity to earn above market median pay when the Company delivers results that exceed performance targets, and below median pay when the Company falls short of performance targets.

The "Compensation Discussion and Analysis" section of this Proxy Statement provides a thorough description of how the Compensation Committee has designed and administered the executive compensation program to meet these objectives. That section includes an assessment performed by the Compensation Committee of the relationship between the compensation of Lowe's Chief Executive Officer and Company performance over time. The assessment (beginning on page 41) indicates that Lowe's Chief Executive Officer pay has historically been and continues to be strongly aligned with the Company's performance and shareholder interests.

At the 2017 Annual Meeting of Shareholders, the Company provided shareholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers (commonly known as a "say-on-pay" vote), and shareholders approved our named executive officer compensation with approximately 96% of the votes cast in favor. At the 2017 Annual Meeting of Shareholders, the Company also asked shareholders to indicate whether a say-on-pay vote should occur every one, two or three years, with the Board recommending an annual advisory vote. Because the Board views it as a good corporate governance practice, and because at the 2017 Annual Meeting of Shareholders approximately 90% of the votes cast were in favor of an annual advisory vote, you will have the opportunity at the Annual Meeting to provide feedback to the Compensation Committee on our executive compensation program by endorsing or not endorsing the compensation of the named executive officers through a non-binding vote on the following resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.

Even though the result of the say-on-pay vote is non-binding, the Compensation Committee and the Board value the opinions that shareholders express in their votes and will carefully consider the results of the vote when making future executive compensation decisions.

 **The Board of Directors unanimously recommends a vote "FOR" the resolution. Proxies received by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.**

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm

We are asking our shareholders to ratify the appointment of Deloitte & Touche LLP as Lowe's independent registered public accounting firm for fiscal 2018.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for fiscal 2018. Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1982 and is considered by management to be well-qualified. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee is involved in the selection of Deloitte & Touche LLP's new lead engagement partner. The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Although shareholder ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise, the Board of Directors is submitting the appointment of Deloitte & Touche LLP to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP as the Company's independent registered public accounting firm. In addition, even if the shareholders ratify the appointment of Deloitte & Touche LLP, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

 **The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2018. Proxies received by the Board of Directors will be so voted unless shareholders specify in their proxies a contrary choice.**

Proposal 4: Shareholder Proposal Regarding Shareholder Special Meetings

John Chevedden has informed the Company that he intends to present the proposal set forth below for consideration at the Annual Meeting, which is printed exactly as it was submitted. The address and number of the Company's shares held by the proponent will be promptly provided upon oral or written request made to the Company's Secretary.

Proposal 4 – Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle such as the election of directors. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Lowe's shareholders currently do not have the full right to call a special meeting that is available under North Carolina law. Plus the inferior corporate laws of North Carolina do not allow the shareholders of Lowe's to act by written consent. The laws of North Carolina do not measure up to the laws of Delaware on this important issue. This proposal is a type of workaround means to make up for the inferior laws of North Carolina on this issue.

A shareholder ability to call a special meeting would put shareholders in a better position to ask for improvement in our board of directors after the 2018 annual meeting. For instance, directors could be given more appropriate assignments on our Board of Directors. Company performance and the stock price can benefit from such an improvement.

For instance 4 directors (running unopposed) received 13% to 19% (128 million) in negative votes:

Eric Wiseman	13% negative
Sandra Cochran	15% negative
Robert Johnson	17% negative
Raul Alvarez	19% negative

This compares to hundreds of directors at Fortune 500 companies routinely receiving less than 5% in negative votes year after year.

These negative-vote directors controlled 60% of our Compensation Committee – and CEO pay was $42 million a year (Total Realized Pay). Perhaps serious consideration should be given to keep such directors off our Executive Pay Committee when they receive such shareholder dissatisfaction. Giving shareholders the full right to call a special shareholder meeting will put shareholders in a better position to ask for such an improvement and engage with management for the good of our company.

Please vote to increase management accountability to shareholders: Special Shareholder Meeting Improvement-Proposal 4

Lowe's Board of Directors' Statement OPPOSING this shareholder proposal.

In 2010, the Board amended our Bylaws to facilitate the ability of shareholders to consider matters of importance in between annual meetings by adopting the right of shareholders to call special meetings and establishing a 25% ownership requirement to call such meetings. Since that date, our Nominating and Governance Committee and Board have regularly monitored developments among peer companies as to how they are providing shareholders with the ability to take action on their own initiative, including proxy access, in order to ensure that we have best-in-class corporate governance. Additionally, we have pursued sustained engagement with our shareholders to solicit their views on items of importance to them. For example, and as further discussed below, our Board took action to provide shareholders with proxy access rights two years ago.



After carefully considering the terms of this shareholder proposal, the topics raised by our shareholders during our past engagements and the fact that approximately 93% of these proposals that went to a vote in 2017 failed, our Nominating and Governance Committee and Board determined that lowering the stock ownership threshold to call a special meeting is not in the best interests of the Company and its shareholders. In so finding, the Nominating and Governance Committee and the Board reaffirmed its belief that the current 25% threshold strikes the proper balance between ensuring that our shareholders can bring an important matter to a vote outside the ordinary course and making that ability so accessible that it is prone to abuse. The Nominating and Governance Committee and Board believe 25% is effective in preventing a small minority of shareholders, including those with special interests, from triggering the expense and distraction of a special meeting to (i) pursue matters that are not widely shared by our shareholders or are not viewed as requiring immediate attention or (ii) for reasons that may not be in the best interests of Lowe's and our shareholders.

Lowe's is Committed to Shareholder Engagement and Sound Governance Practices

The Board also believes that adoption of this proposal is unnecessary because the Company is committed to high standards of corporate governance and has already taken a number of steps to further achieve greater transparency and accountability to shareholders. For instance, following extensive engagement with our shareholders in 2015 and 2016, the Board amended our Bylaws to adopt a proxy access shareholder right in March 2016.

In addition to engaging with our shareholders on a regular basis, the Board regularly reviews our corporate governance practices to identify, and where appropriate, to adopt potential enhancements, such as the Board's recent update to its Corporate Governance Guidelines that reduced the number of public company boards on which a director may serve from 5 to 4. Additional sound governance practices include the fact that each of our directors is elected annually, and each is elected using a "majority of the votes cast" standard other than in a contested election. Furthermore, in 2016, the Board created a new Board committee, the Public Policy Committee, which provides review and oversight of our position on significant public issues and corporate social responsibilities.

Additionally, in 2016, we created a Sustainability and Product Stewardship Council, made up of an executive steering committee and subject matter experts, to guide the Company's

efforts to be a good corporate citizen. This council is described in our Corporate Sustainability Report, which is available at www.Lowes.com/investors. Lowe's also recently announced the addition of three new independent directors to the Board, adding even more relevant expertise and investor perspective to boardroom discussions and deliberations. These recent actions show our unwavering commitment to sound governance and oversight.

Our Shareholders Already Have a Meaningful Right to Call a Special Meeting that is in the Mainstream for Peer Companies

Our current ownership threshold of 25% is well within the mainstream. According to a FactSet database, 79% of the companies in the S&P 500 have a special meeting threshold of 25% or greater, or do not permit shareholders to call a special meeting in any circumstance. Similarly, 63% of the companies in the S&P 100 have a special meeting threshold of 25% or greater. Notably, in 2017, there were fifteen shareholder proposals that went to a vote asking shareholders to lower a special meeting threshold of 25% to a lower figure. Shareholders rejected more than 93% of these proposals.

Our Current Threshold Strikes the Right Balance; Special Meetings Require Substantial Resources

We believe that special shareholder meetings should only be used to address extraordinary events that require immediate attention when waiting for the next annual meeting is impossible or inadvisable. Moreover, we have found that strong shareholder engagement practices are an effective means for discussing and considering important issues in between regularly scheduled annual meetings. Convening a special meeting is costly and disruptive; doing so involves substantial expenditures on legal and administrative fees as well as distribution costs related to preparing the required disclosure documents and printing and mailing. Additionally, senior management and the Board would be required to divert time from their work on business operations to prepare for and conduct the special meeting. If such a meeting has been called by a small minority of shareholders to address a proposal that has narrow support, it would be detrimental and inappropriate to cause the Board and senior management to shift their attention from their primary focus of maximizing long-term financial returns and operating the Company's business in the best interests of shareholders. We believe that our current 25% threshold appropriately balances the above concerns with the need for shareholders to have a mechanism by which to discuss extraordinary events in a timely manner.

Summary

The Board continues to believe that a 25% ownership threshold ensures a meaningful percentage of our shareholders agree on the need for a special meeting before a special meeting can be called. In light of these findings as well as the Company's demonstrated commitment to establishing and implementing good governance practices, the Board believes that adoption of this proposal is not advisable. Lowe's welcomes continued engagement with shareholders on these issues.

 **The Board of Directors unanimously recommends a vote "AGAINST" this shareholder proposal. Unless otherwise specified, proxies will be voted "AGAINST" the proposal.**

Additional Information

DELIVERY OF PROXY MATERIALS

As permitted by the Exchange Act, only one copy of this Proxy Statement and the 2017 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to shareholders residing at the same address, unless such shareowners have notified the Company of their desire to receive multiple copies of proxy statements, annual reports or notices.

The Company will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement and the 2017 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, to any shareholder residing at a shared address to which only a single copy was mailed. Requests for additional copies of this Proxy Statement, the 2017 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, and/or requests for multiple copies of future proxy statements, annual reports or notices should be directed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, 1-800-813-7613.

Shareholders residing at the same address and currently receiving multiple copies of proxy statements, annual reports or notices may contact Lowe's Investor Relations Department at the address and phone number above to request that only a single copy be mailed in the future.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Shareholders can elect to view future proxy materials and annual reports over the Internet instead of receiving paper copies in the mail. If you received a paper copy of this year's proxy materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided on your proxy card or voting instruction form. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided when you vote online at the Internet site address listed on your Notice.

Choosing to receive your future proxy materials by e-mail will help the Company conserve natural resources and reduce the costs of printing and distributing its proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

SHAREHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING

Proposals of shareholders intended to be included in the Company's proxy materials for its 2019 Annual Meeting of Shareholders must be received by the Company on or before December 21, 2018. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to the attention of Ross W. McCanless, Chief Legal Officer and Secretary, at Lowe's Companies, Inc., 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, or faxed to his attention at (704) 757-0598.

In addition, (i) shareholder proposals and shareholder nominations for candidates for election as directors submitted for consideration at the 2018 Annual Meeting of Shareholders but not submitted for inclusion in the Company's proxy materials for that meeting pursuant to Rule 14a-8 and (ii) director nominees submitted to the Company pursuant to its proxy access bylaws to be included in the Company's proxy materials for the 2019 Annual Meeting of Shareholders must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Annual Meeting. As a result, notice given by a shareholder pursuant to the provisions of the Company's Bylaws (other than notice pursuant to Rule 14a-8) must be received no earlier than January 2, 2019 and no later than February 1, 2019. However, if the date of the 2019 Annual Meeting of Shareholders is moved more than 30 days before or more than 60 days after June 1, 2019, then notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement (as defined in the Company's Bylaws) of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Shareholder proposals (including proxy access director nominations) must include the specified information concerning the proposal or nominee as described in the Company's Bylaws.

ANNUAL REPORT

The 2017 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, accompanies this Proxy Statement. The 2017 Annual Report to Shareholders is also posted at the following website addresses: www.Lowes.com/investor and www.proxyvote.com. The 2017 Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended February 2, 2018, which contains the Company's consolidated financial statements and other information about the Company, are not incorporated by reference in this Proxy Statement and are not to be deemed a part of the proxy soliciting material. The Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2018 is also available upon written request addressed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117.

Appendix A

CATEGORICAL STANDARDS FOR DETERMINATION OF DIRECTOR INDEPENDENCE

It has been the long-standing policy of Lowe's Companies, Inc. (the "Company") to have a substantial majority of independent directors. No director qualifies as independent under the New York Stock Exchange ("NYSE") corporate governance rules unless the board of directors affirmatively determines that the director has no material relationship with the Company. The NYSE's corporate governance rules include several "bright line" tests for director independence. No director who has a direct or indirect relationship that is covered by one of those tests shall qualify as an independent director.

****

The Board of Directors has determined that the following relationships with the Company, either directly or indirectly, will not be considered material relationships for purposes of determining whether a director is independent:

- **Relationships in the ordinary course of business.** Relationships involving (1) the purchase or sale of products or services or (2) lending, deposit, banking or other financial service relationships, either by or to the Company or its subsidiaries and involving a director, his or her immediate family members, or an organization of which the director or an immediate family member is a partner, shareholder, officer, employee or director if the following conditions are satisfied:

  - any payments made to, or payments received from, the Company or its subsidiaries in any single fiscal year within the last three years do not exceed the greater of (i) $1 million or (ii) 2% of such other organization's consolidated gross revenues;

  - the products and services are provided in the ordinary course of business and on substantially the same terms and conditions, including price, as would be available either to similarly situated customers or current employees;

  - the relationship does not involve consulting, legal, or accounting services provided to the Company or its subsidiaries; and

  - any extension of credit was in the ordinary course of business and was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other similarly situated borrowers.

- **Relationships with organizations to which a director is connected solely as a shareholder or partner.** Any other relationship between the Company or one of its subsidiaries and a company (including a limited liability company) or partnership to which a director is connected solely as a shareholder, member or partner as long as the director is not a principal shareholder or partner of the organization. For purposes of this categorical standard, a person is a principal shareholder of a company if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of the company. A person is a principal partner of a partnership if he or she directly or indirectly, or acting in concert with one or more persons, owns, controls, or has the power to vote a 25% or more general partnership interest, or more than a 10% overall partnership interest. Shares or partnership interests owned or controlled by a director's immediate family member who shares the director's home are considered to be held by the director.

- **Contributions to charitable organizations.** Contributions made or pledged by the Company, its subsidiaries, or by any foundation sponsored by or associated with the Company or its subsidiaries to a charitable organization of which a director or an immediate family member is an executive officer, director, or trustee if the following conditions are satisfied:

  - within the preceding three years, the aggregate amount of such contributions during any single fiscal year of the charitable organization did not exceed the greater of $1 million or 2% of the charitable organization's consolidated gross revenues for that fiscal year; and

  - the charitable organization is not a family foundation created by the director or an immediate family member.

For purposes of this categorical standard, contributions made to any charitable organization pursuant to a matching gift program maintained by the Company or by its subsidiaries or by any foundation sponsored by or associated with the Company or its subsidiaries shall not be included in calculating the materiality threshold set forth above.

- **Equity relationship.** If the director, or an immediate family member, is an executive officer of another organization in which the Company owns an equity interest, and if the amount of the Company's interest is less than 10% of the total voting interest in the other organization.

- **Stock ownership.** The director is the beneficial owner (as that term is defined under Rule 13d of the Securities Exchange Act of 1934, as amended) of less than 10% of the Company's outstanding capital stock.

- **Other family relationships.** A relationship involving a director's relative who is not an immediate family member of the director.

- **Employment relationship.** The director has not been an employee of the Company or any of its subsidiaries during the last five years.

- **Employment of immediate family members.** No immediate family member of the director is a current employee, or has been an executive officer during the last five years, of the Company or any of its subsidiaries.

- **Relationships with acquired or joint venture entities.** In the last five years, the director has not been an executive officer, founder or principal owner of a business organization acquired by the Company, or of a firm or entity that was part of a joint venture or partnership including the Company.

- **Voting arrangements.** The director is not a party to any contract or arrangement with any member of the Company's management regarding the director's nomination or election to the Board, or requiring the director to vote with management on proposals brought before the Company's shareholders.

Definitions of Terms Used in these Categorical Standards

- "Immediate Family Member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

- "Executive Officer" means the president, any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance) or any other person who performs similar policy-making functions for an organization.

LOWE'S



LOWE'S COMPANIES, INC.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117
www.Lowes.com



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